

Groma NAV REIT, Inc.

Offering of Class A Shares of Common
Regulation Crowdfunding
Stock Offering Memorandum

November 17, 2025
V1.02

PRIVATE PLACEMENT MEMORANDUM DATED NOVEMBER 17, 2025

Groma NAV REIT, Inc. ("GromaREIT") is a Maryland corporation investing primarily in small to mid-sized multifamily real estate in dense urban cores. GromaREIT leverages GromaCorp Inc.'s ("GromaCorp") technology to efficiently acquire, renovate, and manage these assets. GromaREIT views this market segment as a rare combination of sizable and undercapitalized. GromaREIT's initial focus centered on Greater Boston, acquiring over 100 properties between 2020 and 2025. These initial acquisitions were used to refine the platform and approach, with the goal of enhancing investor returns and tenant experience. GromaREIT continues investing in Boston and aims to expand nationally.

If successful, GromaREIT's model could unlock the efficient management of small assets distributed across high-demand urban regions. GromaREIT aims to acquire these assets either through wholly owned investment, or in collaboration with affiliated vehicles. GromaREIT also seeks to expand real estate ownership access by using blockchain technology for transparent share and asset tracking, with potential future features like lending or borrowing. This may enhance share value and utility.

As of Sept 13, 2025, GromaREIT has raised $53.9 million from over 100 shareholders. It is externally managed by Groma Advisor, LLC, a wholly owned GromaCorp subsidiary. GromaREIT has no employees, with day-to-day operations handled by the advisor, under board oversight. It plans to elect REIT tax status in 2027 and does not intend to register as an investment company.

GromaREIT is conducting an offering of Class A common stock, currently being sold at $1.04 per share. Shares purchased directly incur no commissions. Pricing adjusts quarterly based on a Net Asset Value (NAV) and transaction price setting methodology reflecting third-party asset valuations. $1.04 reflects the Q3 2025 NAV.

Common shares may be redeemed quarterly for cash, typically at that quarter's transaction price, subject to restrictions. Despite this mechanism, common shares remain largely illiquid and subject to transfer and resale limitations under securities laws. Investors should be prepared to hold their investment indefinitely.

GromaREIT intends to offer a program to renters to enable renter ownership in the REIT, via a separate share class ("Rentvesting Shares").

Shares may also be sold via registered broker-dealers. Offerings via third parties may include fees.

The Company may terminate this offering at any time or pursue public registration. It may become a public reporting company if it exceeds $10 million in assets and meets specified shareholder thresholds.

Investing in GromaREIT involves substantial risk. Shares are generally illiquid, with limited quarterly redemption options, and may not be transferred without proper exemptions. Please review the "Risk Factors" section. This offering is not approved or disapproved by any regulatory authority.

	Price Per Class A Share to Investors[1]	Potential Maximum Upfront Fees[2]	Proceeds to Groma NAV REIT, Inc. Before Expenses[3]
Per Class A Share Directly Purchased	$1.04	$0.00	$1.04
Per Class A Share Purchased Through a Broker Dealer	$1.04	$0.00 – $0.07	$1.04

1: This offering of Class A shares is conducted at $1.04 each as of November 15, 2025, with pricing updated quarterly based on the NAV process (see "Net Asset Value Determination"). No commissions apply to shares purchased directly from the Company. 2: Broker-dealer investments may include up to 7.0% in commissions and fees, which vary by broker. Our advisor may cover these fees, and we also cover certain offering and organizational expenses (see "Plan of Distribution," "Estimated Use of Proceeds," and "Compensation"). 3: Proceeds are shown before deducting offering and organizational expenses, which are paid over time.

Table of Contents

Groma

Notice to Investors & Cautionary Regarding Forward–Looking Statements

Notice to Investors

This memorandum is intended solely for prospective investors in the private placement of our common shares and does not constitute an offer or solicitation in any jurisdiction where unauthorized or unlawful. Shares may only be offered to those meeting the "Suitability Standards" herein.

This offering is being conducted pursuant to exemptions from registration under the Securities Act of 1933. The SEC does not review exempt offerings before they are made available to investors. For offerings conducted under Regulation Crowdfunding, our Form C is filed with the SEC via EDGAR and may be subject to review by FINRA after submission. Shares are issued directly without underwriting fees, though we may later engage FINRA-registered broker-dealers. We may modify, suspend, or cancel any portion of the offering at our sole discretion. The offering is made exclusively through this memorandum and its supplements. Investors are encouraged to review all available documents, ask questions, and request additional information to verify the contents of this memorandum."

Investment requires acceptance of your signed agreement, which we may reject for any reason. Your commitment is generally irrevocable, except as provided in the agreement. ERISA plans and IRAs must consider tax implications, compliance, diversification, and fiduciary duties. See "Material U.S. Federal Income Tax Considerations" and "ERISA Considerations" for details.

Shares are unregistered and restricted from resale or transfer unless exempt or registered. Additional charter restrictions exist to preserve REIT status. We do not intend to register under the Investment Company Act. Investors should be prepared to hold shares indefinitely, as no public market exists. If we pursue a public offering, SEC registration and NASAA REIT Guideline compliance would apply.

The current Class A Share price is $1.04, subject to quarterly NAV adjustments. The initial NAV per share was $1.00 Investment decisions should rely on your own evaluation. No securities authority has endorsed this offering. No one is authorized to provide information beyond what's in this memorandum. Please conduct appropriate review or consult with your legal and tax advisors before investing.

Cautionary Note Regarding Forward-Looking Statements

Statements in this memorandum that are not historical facts—including those about investment goals, strategies, plans, or future performance—are forward-looking and subject to significant uncertainty. These statements are not guarantees; actual results may differ materially.

Forward-looking terms include "may," "expect," "plan," "estimate," "believe," and similar language. These statements reflect current expectations and are based on various assumptions and risks, including: 1) our ability to deploy capital effectively, 2) market and economic fluctuations, 3) legislative or regulatory changes (e.g., REIT tax law), 4) interest rate and capital availability shifts, 5) changes in accounting standards, and 5) risks outlined in the "Risk Factors" section.

Assumptions may prove inaccurate, and reliance on forward-looking statements is not advised. All such statements are made as of the memorandum date (or the date of supplements) and are subject to change. We are not obligated to update them unless legally required.

Due to the inherent uncertainty in forward-looking statements, their inclusion should not be viewed as a promise of achieving the plans outlined. Investors may not recover their capital.



How to Invest

How to Invest

This offering is being conducted under Regulation Crowdfunding ("Reg CF") and is available exclusively through our funding portal partner, WeFunder. All investment instructions, agreements, and payment processing will be handled through WeFunder's platform in accordance with SEC and FINRA requirements. Investors should visit our WeFunder campaign page to review the Form C filing, disclosures, and terms of the offering. All questions, subscription steps, and funding procedures will be provided and managed through WeFunder's secure online process.



Business Plan &
Investment Strategy

Overall Key Objective

The GromaREIT is structured as a private REIT, focused on providing **asset growth** and **durable income** to investors through primarily equity investments in U.S. small and mid-size multifamily real estate assets.

We aim to achieve this by using the **technology platform** developed by GromaCorp to efficiently acquire, upgrade & operate properties, providing a better resident experience and advantaged investor returns.

Our key objective is to steadily increase the value of your equity and to pay consistent distributions, in the most tax-efficient manner possible.

Business Plan & Investment Strategy

Groma's strategy is built on a simple but powerful thesis: the U.S. rental housing market is rich with small and mid-size multifamily assets that are under-optimized, undercapitalized, and structurally fragmented — yet capable of delivering institutional-grade performance through modern execution. The GromaREIT is designed to systematically unlock this potential at scale.

Groma focuses on both small multifamily (2-20 units) and mid-market (20-75 units) buildings without on-site staff in dense, walkable urban (and urban-suburban) neighborhoods where tenant demand is strong and supply growth is constrained. These assets can offer higher going-in yields than large core multifamily properties given the relative lack of institutional capital in the space. They also benefit from deep local renter pools and tend to be in high-demand mid-density neighborhoods where new development is constrained. They tend to be older vintage, which has downsides (they require more upgrades to reach modern environmental and living standards) but also upsides (they tend to be larger units on average with more access to outdoor and greenspace). Collectively, this creates durable demand from middle-income households in many desirable cities and neighborhoods nationally.



Unlike the single-family-rental (SFR) strategy and traditional multifamily (100+ unit buildings with on-site staff), this segment has been largely ignored by institutional capital due to its operational complexity. Groma changes that.

Through GromaCorp's proprietary technology platform — Grobot — we bring scale, standardization, and data-driven decision-making to every phase of the asset lifecycle: acquisition, renovation, leasing, and property operations. This allows us to generate consistent cash flow, lower operating costs, and systematically improve asset-level performance over time.

We target markets like Boston, our founding market, where fragmented ownership, low vacancy, and regulatory constraints on new development create a favorable environment for aggregation. In each geography, we build density with hyperlocal scale, allowing our platform to deploy capital efficiently while optimizing operating leverage.

Our mid-term vision includes select expansion into other walkable, older-housing-stock metros, like Providence, a neighboring-market to Boston, as well as other "older" cities like Philadelphia, Chicago, and New York City.

A longer list of potential expansion markets is included in the below chart, which ranks markets based on seven dimensions: 1) small multifamily supply, 2) economic fundamentals, 3) climate risk, 4) governance risk, 5) population density, 6) growth constraints, and 7) institutional interest. Markets that score highest demonstrate deep inventory, favorable operating conditions, and growing demand from both renters and capital.

These markets do not necessarily represent our next expansion markets, but rather one statistical method of ranking potential expansion markets as prepared by our in-house research team. More detail on the cities and ranking methodology can be found in Groma's Small Multifamily Report which is accessible online and also available upon request.

1 Brooklyn	**11** Manhattan	**21** Charlotte	**31** San Diego	**41** Pittsburg
2 Boston	**12** Dallas	**22** Cincinnati	**32** Virginia Beach	**42** San Jose
3 Providence	**13** Miami	**23** Detroit	**33** San Antonio	**43** Orlando
4 Milwaukee	**14** Buffalo	**24** Columbus	**34** Rochester	**44** Houston
5 Queens	**15** Kansas City	**25** Raleigh	**35** Phoenix	**45** Minneapolis
6 Los Angeles	**16** Washington DC	**26** Bronx	**36** Tampa	**46** Memphis
7 Richmond	**17** Seattle	**27** Atlanta	**37** Hartford	**47** Denver
8 San Francisco	**18** St. Louis	**28** Oakland	**38** Portland, OR	**48** Austin
9 Indianapolis	**19** Oklahoma City	**29** Philadelphia	**39** Las Vegas	**49** Sacramento
10 Chicago	**20** Baltimore	**30** Staten Island	**40** Cleveland	**50** Nashville

While many of these markets represent the next logical step, our platform's performance to date in Greater Boston is what showcases our confidence in this strategy.

As of Q1 2025, Groma has aggregated more than 500 units across Greater Boston — delivering 98% occupancy, strong rent collection, and consistent operating margin improvement across cohorts. The portfolio's performance demonstrates not only the viability of the strategy, but the scalability of the platform. GromaREIT provides investors with direct access to this execution engine, offering diversified exposure to stabilized small and mid-sized multifamily assets in a tax-efficient structure.


Chelsea
Somerville
ORIENT HEIGHTS
CHARLESTOWN
EAST BOSTON
Winthrop
Cambridge
NORTH END
Logan International Airport
BNH
Massachusetts Institute of Technology
Boston
BACK BAY
BAY VILLAGE
FENWAY-KENMORE
SOUTH END
SOUTH BOSTON
ROXBURY
UPHAMS CORNER

BUILDINGS

109

UNITS

501

OCCUPANCY RATE

98%

RENT COLLECTION

99.7%

TARGET YIELD

6.0 - 7.25%

OPEX RATIO

29-38%

With each acquisition, Groma captures operating data, builds internal infrastructure, and compounds platform advantages — enabling faster underwriting, tighter renovation budgets, and more efficient operations over time. These insights now shape our investment approach across geographies and capital vehicles. Through the GromaREIT, we are scaling a proven model with discipline, precision, and growing operating leverage. Each new asset doesn't just add value — it strengthens the platform as a whole.

Our core objective remains the same: to increase equity value steadily, pay consistent distributions, and deliver a better rental housing product — all while institutionalizing a previously inaccessible asset class.

Groma is not just acquiring buildings; we're building a platform, a portfolio, and a category.

Tech Platform

Grobot is Groma's proprietary tech stack purpose-built to bring institutional performance to the small-cap and mid-cap multifamily space. It operates across three pillars: acquisition, standardization, and operations.

Grobot is the backbone of the Groma platform, enabling efficiency at scale while capturing and institutionalizing proprietary data. GromaCorp does not broadly license access to this technology, or its logistics, maintenance and construction network. Both the technology, and the associated logistics network, have been built for the use of Groma affiliated vehicles.

Meet Grobot,
our purpose-built tech for the smallcap multifamily asset class.







Acquire

A desktop model takes an analyst an hour. Grobot does it in seconds. There are 90,000 targets in Boston alone, 2 million nationwide.

Standardize

Grobot knows, and remembers, what materials perform best, optimizing our buildings over time, lowering costs and improving quality.

Operate

Grobot does ~50 hrs/wk of property management work. Within a year, it will do more per week than our team members.

Grobot delivers on a pragmatic promise of artificial intelligence – to deliver measurable results that decrease costs and increase quality of service. It continuously ingests and analyzes data across acquisitions, construction, leasing, and maintenance, learning from each interaction to improve future decisions. This allows Groma to move faster, underwrite more confidently, and operate with true cost and process discipline.

The platform is structured around three integrated pillars:

- **Acquire** – Automating deal sourcing, underwriting, and seller targeting
- **Standardize** – Applying data-driven renovation scopes and procurement at scale
- **Operate** – Managing a distributed portfolio with predictive maintenance, smart integrations, and digital tenant workflows

Together, these systems form a closed-loop engine that compounds over time, enabling Groma to deliver better homes for residents and better outcomes for investors.

Acquire

Groma's acquisition engine is powered by Grobot At the top of the funnel, Grobot applies automated underwriting logic across 40+ structured and unstructured data sources, filtering out roughly 95% of all listings before a human ever gets involved. The remaining 5% are escalated to Groma's acquisitions team, who perform desktop underwriting and early pricing assessments, with feedback loops from construction and leasing built in.



Zillow
CITY of BOSTON
REALTY MOLE
ESTATED
MASHVISOR
Walk Score
smartystreets
TRANSIT SCORE
COMPARABLES
TAX RECORDS
LIFE EVENTS
GROMA DATA
RECOMMEND TOUR
PASS
FOR DISCUSSION

Where Grobot Excels

- **High-Throughput Screening:** Grobot scans thousands of candidate properties weekly using over 40 structured and unstructured data sources, including MLS, municipal records, proprietary vendor feeds, and broker listings. It parses listing language, historical rent rolls, and renovation disclosures to surface viable targets others miss.
- **Machine-Learning Underwriting:** Grobot learns from every deal—successes, failures, and near-misses. It continuously refines pricing, yield estimates, renovation scope, and OpEx modeling using feedback from site visits, leasing velocity, and budget variance data.
- **Time & Cost Efficiency:** In Q1 2025 alone, Grobot modeled over 1,100 properties, saving approximately 1,700 analyst hours. This enables Groma to outcompete institutional peers still reliant on human analysts for initial filtering.
- **False Positive Reduction**: One of Grobot's critical strengths is precision. Traditional acquisition workflows waste time on leads that ultimately don't pencil. Grobot uses rejection data (why a deal was not pursued) to better screen out unqualified properties earlier in the funnel, improving conversion rate from model to close.

- **Density Mapping & Compounding Advantage**: Grobot cross-references potential acquisitions with existing portfolio density and service logistics, favoring properties that build "hyperlocal scale." This creates compounding operational efficiency and defensible margins in competitive submarkets.
- **Strategic Targeting of "Trigger" Sellers**: Grobot monitors debt maturities, code violations, and owner tenure to identify high-probability sellers. It scores urgency and seller fatigue, surfacing off-market or lightly marketed deals ripe for value-driven negotiation.

Where Humans Step In

Groma's due diligence process combines speed, depth, and cross-functional rigor — integrating Grobot's analytics with hands-on reviews from our internal teams in construction, leasing, and property operations. Grobot provides real-time context for renovation modeling, OpEx benchmarking, and leasing velocity. But, Grobot is the junior analyst on the team, and there are key decisions that rely on one of Groma's human team members stepping in at critical moments.

Physical diligence includes third-party inspections and internal walkthroughs to assess building systems, in-unit finishes, and compliance. This is conducted in close coordination with Groma's **construction management team** and external consultants as needed. Scope recommendations are reviewed up front to validate feasibility and ROI.

Financial diligence involves analysis of trailing financials, rent rolls, bank statements, and seller disclosures. All assumptions are tested against Grobot's historical cost libraries and underwriting models. Groma's internal **property operations and leasing team** contributes to underwriting by validating assumptions.

Legal diligence is conducted by Groma's **in-house legal team**, which reviews title, survey, zoning compliance, leases, vendor contracts, utility easements, environmental reports, and seller disclosures. The legal team also oversees closing mechanics

Environmental diligence is emphasized in prewar and legacy assets. Groma reviews environmental reports, seller disclosures, and public records to evaluate any lead, asbestos, flood, or mold risk. Deals that present material risks without compensating value are dropped from the pipeline.

Investment Committee Review and Approval: While Grobot can surface properties and make our acquisitions team more efficient, final approval follows a "traditional" process of our Investment Committee, including our President, Head of Acquisitions and relevant team leads sitting in a room and discussing the pros and cons of any given investment before voting to proceed.

Standardize

Every renovation follows a standardized specification known as **Groma Grade**, ensuring design consistency, durability, and marketability across the portfolio. This includes curated finish packages, energy-efficient appliances, smart access and climate systems, and utility modernization—all pre-vetted for performance and ROI.



Where Grobot Excels:

- **Data-Driven Material Selection**: Grobot uses historical performance data—including tenant satisfaction, maintenance frequency, and capex overrun variance—to select the most resilient and cost-effective materials. Over time, it "learns" which finishes deliver the best lifecycle value across markets, unit types, and vintage.
- **Renovation Modeling**: For each potential project, Grobot simulates renovation scopes and costs before acquisition, factoring in local contractor rates, building conditions, and historical budget accuracy. This enables Groma to underwrite deals with greater certainty and lower contingency buffers.
- **Template-Based Execution**: Renovation scopes are broken down into reusable modules—kitchen upgrade, bathroom conversion, smart lock retrofit, etc.—allowing Grobot to generate scopes of work that contractors can execute efficiently and predictably. This reduces variability and enables fast contractor onboarding.
- **Vendor Benchmarking**: Grobot tracks vendor performance across hundreds of data points—schedule adherence, budget variance, quality ratings from post-renovation inspections, etc.—to recommend the most reliable local partners and proactively flag underperformance.
- **Schedule Optimization**: By layering in unit vacancy timing, contractor availability, and supply chain inputs, Grobot sequences projects to minimize downtime and reduce capex duration. This helps bring units to market faster, improving stabilization timelines and ROI.

Where Humans Step In:

- **Final Approval of Plans and Budgets:**
  Grobot can propose cost-optimized renovation scopes, but humans determine whether these plans reflect asset strategy, underwriting assumptions, and investor expectations. Groma team-members will scrutinize high-CAPEX items, weigh ROI trade-offs, and approve only those scopes that align with the asset's market positioning and lifecycle stage.

- **Compliance and Code Review:**
  Local codes, permitting requirements, and zoning overlays are dynamic and often require subjective interpretation. Human project managers and construction advisors ensure that scopes comply with local rules, secure permits efficiently, and coordinate with architects, engineers, or historical commissions as needed.

- **Capital Committee Oversight:**
  Every significant investment flows through Groma's Capital Committee. This cross-functional body validates that capital deployment fits within broader fund-level goals, considers market timing, and aligns with both near-term cash flow priorities and long-term exit potential. The committee may override Grobot-driven plans when macro factors or strategic pivots demand it.

- **Execution of Capital Improvements:**
  While Grobot assembles scopes and sequences work, humans lead the actual physical work; including contractor walkthroughs, resolving on-site issues, and managing changes that arise during execution. Unexpected field conditions – like structural surprises, utility complications, or resident-related constraints – often require real-time human problem-solving that Grobot flags but cannot resolve independently.

- **Oversight and Quality Assurance:**
  Project managers and asset managers oversee renovation progress to ensure fidelity to the approved plan, quality of workmanship, and timeline adherence. This includes verifying milestone completion, conducting in-person inspections, and reconciling contractor pay applications against actual deliverables. Human oversight ensures accountability, manages trade partner relationships, and preserves capex discipline at the asset level.

Operate

Grobot functions as a centralized operations brain, coordinating thousands of property-level tasks—maintenance, leasing, renewals, and upgrades—across Groma's distributed portfolio. It reduces human error and ensures every action is executed with best-in-class standards.


Unit #3
The dishwasher isn't draining. Could you please help?
Maintenance Appt
GROBOT
A maintenance technician will be coming today from 1pm–3pm to service your GE dishwasher.

Where Grobot Excels

- **Workforce Multiplier**: In 2025 YTD, Grobot completed over **20,350 discrete tasks**, producing the equivalent output of **2.76 full-time employees (FTEs)** in maintenance, leasing, and operations . As it scales, Grobot is expected to outperform the entire human operations team in work volume.
- **Smart Home Integration**: Groma units are fitted with smart locks, sensors, and thermostats that integrate with Grobot, enabling: Remote access for tours, contractors, and emergency response; leak detection and climate control alerts; better energy performance (lower utility costs = lower tenant churn)
- **Predictive Maintenance & Proactive Monitoring**: Using device telemetry, historic work order data, and seasonal patterns, Grobot can identify and schedule preventive maintenance before failures occur—reducing repair costs and improving tenant experience.
- **Resident Service Interface**: Grobot serves as the digital front door for tenants, powering: Automated leasing workflows; digital rent payments; maintenance scheduling and feedback collection; FAQ/chat support.
- **Scalability Without Overhead**: Unlike traditional operators who must hire proportionally with unit count, Grobot enables Groma to expand its footprint without expanding its headcount. This creates true operating leverage and contributes to NAV accretion over time.

- **Cost Discipline Through Standardization**: OpEx ratios across stabilized assets have dropped to **29–38%**, well below market benchmarks for small multifamily. Key drivers include: Fewer technician dispatches; fewer missed appointments; fewer service re-requests due to improved diagnostics and standardized parts.

Where Humans Step In:

- **Escalated Situations:**
  While Grobot manages the bulk of standard leasing, maintenance, and support workflows, humans step in when edge cases or high-touch scenarios arise. This includes tenant disputes, emotional resident concerns, or complex scheduling conflicts that require negotiation, empathy, or real-time problem-solving; situations where human nuance outperforms automation.
- **Legal and Regulatorily Sensitive Territory:**
  Lease enforcement, notices to quit, security deposit disputes, and fair housing compliance all require careful human oversight. Even when Grobot drafts communications or flags noncompliance, humans validate messaging, confirm legal posture, and lead conversations with legal counsel or regulators to ensure actions align with local laws and evolving statutes.
- **Leasing Strategy and Relationship Building:**
  Grobot can prequalify leads, schedule tours, and draft leases, but humans play a critical role in closing high-value prospects, assessing fit beyond surface-level criteria, and nurturing relationships in competitive markets. For all assets, leasing agents guide pricing strategy, brand storytelling, and early resident relationship elements that benefit from human touch and market intuition.
- **Quality Control and Feedback Loops:**
  Roughly 5% of Grobot's automated actions - ranging from leasing emails to maintenance diagnostics - are subject to human audit. Humans evaluate tone, timing, accuracy, and downstream outcomes. This feedback is used to continuously retrain Grobot, improve scripted logic, and uphold Groma's service standards even as the system scales autonomously.

Results

Groma's integrated platform has delivered strong, repeatable performance across acquisition, renovation, leasing, and operations. As of Q1 2025, the firm has aggregated and stabilized over **100 properties** and **500 units** across Greater Boston — validating the thesis that institutional-grade outcomes can be achieved in the small multifamily segment through technology, standardization, and vertical integration.

Platform Impact

- **Acquisition Efficiency:** Grobot modeled over **1,100 properties** in Q1 2025 alone, saving an estimated **1,700 analyst hours** through automated underwriting and asset scoring. Models continuously learn from past acquisitions and on-site inspections, improving speed and accuracy over time.

- **Leasing Performance:** Groma achieved **99% portfolio occupancy**, with contracted rents averaging **~10% above underwritten targets** in 2023 and 2024. Rent forecasts have remained **99% accurate**, driven by iterative machine learning and proprietary market rent benchmarking.

- **Turnover & Vacancy:** As of Q1 2025, Groma maintained **~1% vacancy** and completed the majority of turnovers within **18 hours**, thanks to a synchronized leasing cycle and in-house operations team.

Renovation Execution

- **Project Accuracy:** Of 35 completed full-property renovations, 26 were delivered under budget and 38 of 65 tracked sub-projects finished ahead of schedule. The platform has achieved an average of actual project costs **6% below budget** and a completion date **within 3% of schedule**, with continuous model updates improving accuracy over time.

- **Return Discipline:** Groma targets a **13%+ ROI threshold** on capital projects, balancing cost-effective finishes with long-term durability. This includes strategic renovations, inflation-friendly upgrades (HVAC, windows), and tech packages (smart locks, thermostats) to support rent growth and OpEx savings.

Operational Efficiency

- **OpEx Ratio:** Groma has systematically driven expense ratios from **40–45%** (typical small-multifamily baseline) to **30–35%** within 24 months of ownership. Later property cohorts show continued OpEx compression, reflecting refinements in technology, vendor management, and renovation timing.

- **NOI Uplift:** Groma typically increases Net Operating Income by **~35% within two years**, outperforming the market through bundled services, preventative maintenance, utility sub-metering, and scaled contracting.

- **Cohort Results:** Over time, Groma's operating expense ratios have steadily declined as platform efficiencies compound. Later property cohorts consistently outperform earlier ones, reflecting improved renovation planning, smarter vendor bundling, and tighter leasing cycles.

Grobot's ability to drive OpEx compression over time can be seen in the relative performance of our cohorts of properties acquired over the last five years, presented below.

Operating Expense Ratio for Groma Properties by Year of Purchase





Results Summary: These results support that Groma's thesis — that small multifamily assets can be aggregated and optimized through technology and professionalized execution — is both achievable and scalable. The platform continues to generate improving returns as it expands, proving the model across asset classes, submarkets, and operating vintages.



Groma

Target Markets
& Asset Strategy

Targeted Investments

Groma targets equity investments in small and mid-size multifamily assets—primarily 2 to 75-unit buildings—located in dense, walkable urban neighborhoods with constrained supply, stable demand, and favorable long-term rent fundamentals. These buildings are often older, undercapitalized, and owned by non-institutional landlords. The firm focuses on assets that exhibit clear opportunities for operational improvement, renovation-driven value creation, or strategic aggregation within an existing micro-market footprint.

Target properties typically fall below the radar of institutional buyers due to their size, vintage, or fragmented marketing process. Groma's technology platform enables it to identify assets that are mispriced, mismanaged, or mispositioned—such as buildings with deferred maintenance, under-market rents, or misaligned ownership incentives. The firm also prioritizes investments that enhance local portfolio density, improving route efficiency, vendor utilization, and overall cost leverage. Renovation candidates are assessed based on their potential to meet the "Groma Grade" standard for finishes, energy efficiency, and durability, with a focus on properties that can be stabilized within a 12–24 month horizon.

Each investment is underwritten to a target yield-on-cost and stabilized cash flow threshold, with downside protections embedded through disciplined underwriting, market rent forecasting, and capex modeling. By targeting repeatable product in repeatable neighborhoods, Groma creates a portfolio with both operational consistency and long-term upside optionality.

Leverage Strategy

Groma tailors its capital stack on a deal-by-deal basis to match asset profile and business plan. The firm typically targets **50–65% loan-to-value** (LTV), but has access to structured flexibility ranging from **0–75%** depending on execution risk and market conditions.

With over $60M in revolving credit facilities from regional and national lenders, Groma can close all-cash where necessary, winning deals in competitive environments. The firm also benefits from strong relationships with local banks offering long-term amortization and interest-only periods, as well as access to certain access to agency loan programs (Freddie Mac, Fannie Mae), life insurance companies, and other institutional capital partners for long-term portfolio portfolio financing. Financing terms are continuously benchmarked against market shifts, ensuring optimal structure to preserve investor returns and support long-term asset performance.

Other Potential Investments

While our primary focus is acquiring and operating small to mid-size multifamily assets, we may also pursue complementary investment opportunities that support scale, diversification, and tax efficiency. These may include co-investments alongside affiliated programs, where we can benefit from operational synergies and shared sourcing. In select cases, we may originate or participate in short-term loans, or invest in securities tied to real estate. Additionally, we may enter into joint ventures to acquire or improve assets, provided such arrangements meet our investment standards. Any such investments will be reviewed by our advisor's Investment Committee and structured to support our REIT's overall strategy and investor alignment.

Why Small & Mid-Market Multifamily

Multifamily housing is a resilient, scalable asset class supported by steady demand, limited new supply, and inflation-aligned income. Within it, small to mid-size properties (2–75 units) offer strong yields, operational upside, and repeatable acquisitions in a supply-constrained, under-institutionalized market.

Attractive Yields and Cap Rate Premiums: Small and mid-size multifamily properties typically trade at market cap rates of 6.0%+, roughly 75–150 bps above large institutional multifamily[1]. This yield premium provides stronger income returns and a wider spread over financing costs. As of Q3 2024, the average spread between small multifamily cap rates and 10-year Treasuries was ~200 bps[2].

Persistent Undersupply: The U.S. remains underbuilt — with a projected shortfall of over 4.3 million apartments by 2035[3]. Multifamily permitting fell by more than 27% YoY in 2024[4], suggesting that recent delivery waves will be short-lived. The result: tightening vacancies, resilient rents, and long-term support for existing stock.

Broad-Based, Durable Demand: U.S. renter households surpassed 45.6 million in 2024 and continue to grow at nearly 3x the rate of owner households[5]. At the same time, the average monthly cost to own a home now exceeds $1,950, compared to $1,840 to rent — a growing affordability gap driving rental demand across income tiers[6]. Small and mid-size assets, with lower average rents, are well-positioned to capture this middle-market renter base.

Fragmented Ownership Creates Access: Roughly 77% of 2–4 unit rentals are owned by individual landlords[7]. The broader 2–75 unit segment is similarly fragmented. This creates a steady flow of off-market and sub-institutional opportunities, often from retiring or hobby operators. For well-positioned buyers, it's a uniquely scalable category.

Value-Add Potential: Operational inefficiency is common. From under-market rents to dated finishes, many of these properties have untapped NOI upside. Historically, rents in small buildings grew just 22% between 2008 and 2018, versus 42% for large multifamily — indicating room for modernization-driven gains[7].

Technology Enables Scale: What once made this segment hard to manage — scattered sites, inconsistent layouts, manual workflows — has been neutralized by proptech. Centralized systems and automation allow small buildings to be managed with institutional rigor. Groma's own platform (Grobot) enables underwriting, renovation, and operations to be scaled across dozens of buildings with consistent results.

Favorable Financing: Small and mid-size properties benefit from dedicated agency programs. Both Freddie Mac and Fannie Mae offer small balance loan programs (typically < $7.5M), providing attractive, non-recourse financing even during periods of broader market dislocation[8].

Policy Tailwinds: States and cities are increasingly promoting "missing middle" housing. The federal government has proposed $10B in pro-housing zoning reform incentives[9], while local reforms are unlocking duplexes, triplexes, and infill apartments through streamlined zoning. Smaller buildings face fewer regulatory hurdles than large developments, easing entry and execution.

Scarcity and No New Supply: Limited small multifamily is being built. Between 2014–2019, the U.S. lost over 270,000 2–4 unit buildings to demolition or conversion[10]. Land economics and zoning make new development unviable at this scale. That means existing buildings, once improved, are increasingly scarce and potentially durable stores of value.

Sources & Footnotes
[1] Arbor Realty Trust, "Small Multifamily Investment Trends Report Q2 2024", [2] Freddie Mac, "Multifamily Market Commentary Q3 2024", [3] NMHC, "U.S. Apartment Demand Through 2035" (2023), [4] CBRE Econometric Advisors, "Construction Trends Update" (2024) , [5] U.S. Census Bureau; Harvard JCHS, "America's Rental Housing 2024", [6] Redfin, "Rent vs Buy Monthly Cost Comparison" (April 2024), [7] U.S. Census Bureau; NMHC / HUD Rental Housing Finance Survey (2023), [8] Freddie Mac, "Small Balance Loan Performance Update" (Q2 2024), [9] Terner Center for Housing Innovation, "Missing Middle Housing Policy Tracker" (2024), [10] U.S. Census American Housing Survey; NMHC Housing Supply Gap Study (2023)

Current & Target Markets Overview

Boston, MA – Initial Market

Boston is Groma's first and most mature market — a dense, high-barrier city with strong demand fundamentals and a deep inventory of both small multifamily (2-20 units) and mid-market (20-75 units) buildings. The metro combines a growing knowledge economy, stable population growth, and limited housing supply, making it a compelling base for a long-term aggregation strategy.



Macroeconomic Profile: Greater Boston is one of the most resilient U.S. metros, with a $550B+ GDP and nearly half of adults holding a bachelor's degree or higher. It's a global hub for education, biotech, AI, and healthcare, anchored by institutions like Harvard, MIT, and Mass General. Ranked among the top 5 metros for venture capital investment, Boston attracts talent—supporting strong, stable rental demand, especially in the underserved mid-market segment.

Rents & Vacancy: As of early 2024, average metro rents are ~$2,900/month, growing ~3% annually[1]. Vacancy is ~5.6%, slightly elevated due to recent Class A supply but well below the national average[2].

Inventory Composition: Smaller buildings shape the housing stock. Boston alone has over 15,800 triple-deckers with nearly 50,000 rental units[3], plus tens of thousands of 2–20 unit properties across neighborhoods like Dorchester, Allston, East Boston, and Roxbury.

Transaction Volume & Cap Rates: Multifamily sales hit $4.2 billion in the past year, with private and institutional buyers[4]. Cap rates for Class B/C small assets range from 5.5%–6.5%, offering yield premiums over core assets[5].

Supply Constraints: New development remains limited due to regulatory and economic pressures. Citywide permits fell over 50% in 2023, while zoning restrictions, high construction costs, limited land, and long entitlements continue to constrain supply[6].

Providence, RI – First Expansion Market

Providence is Groma's next target market — a compact, supply-constrained city with strong rent growth and a rental housing stock dominated by small multifamily.



Strategic Fit: Providence is located just 50 miles from Boston, enabling tight operational coordination with Groma's existing platform. The two cities share key traits — walkable neighborhoods, prewar housing stock, high renter demand, and supply restrictions — yet Providence remains earlier in its capital cycle, with lower acquisition costs and less institutional activity. Its close proximity allows for shared leasing, construction, and property management resources, creating immediate scale benefits without requiring a ground-up market entry.

Rent Growth & Affordability: Average asking rents reached $2,145/month in 2024, up ~4.1% YoY — placing Providence among the fastest-growing markets nationally[8]. Yet renters face a crunch: median renter income falls over 40% short of what's needed to afford typical rents[9], driving demand for naturally affordable housing.

Vacancy & Demand Drivers: Vacancy remains among the lowest in the country, around 2.7%, due to limited new supply[10]. Anchored by universities, hospitals, and spillover from Boston, the city supports consistent tenant demand.

Inventory Composition: Providence has the highest concentration of 2–9 unit multifamily in the country — with over 74% of its housing units in two- to four-family homes[11]. New construction has added fewer than 5,000 units over the past three years, preserving scarcity[12].

Representative Expansion Markets

Beyond Providence, future expansion will focus on dense urban metros with a high concentration of 2–20 unit buildings, limited new supply, and favorable yield spreads. These markets offer a fragmented ownership base and structural inefficiencies that align with Groma's platform advantages. Target cities share core characteristics: strong renter demand, regulatory barriers to new development, and deep but under-institutionalized small multifamily inventory. The map below illustrates the near- and medium-term expansion landscape based on both operating feasibility and strategic adjacency to our current footprint.


SEATTLE
BOSTON
PROVIDENCE
DETROIT
NEW YORK
CHICAGO
PHILADELPHIA
PITTSBURGH
SAN FRANCISCO
COLUMBUS
INDIANAPOLIS
DC
RALEIGH
LOS ANGELES
CHARLOTTE
RIVERSIDE
JACKSONVILLE
ORLANDO
TAMPA
MIAMI

These cities share many of the core ingredients necessary for the success of Groma's model: fragmented small and mid-size building ownership, walkable urban neighborhoods, constrained new supply, and institutional whitespace.

Sources

1. Boston Planning & Development Agency, Q1 2024, 2: CBRE Econometric Advisors, Market Snapshot (2024), 3: BPDA Research Division, "Triple-Decker Housing Report" (2023), 3: Matthews Real Estate Investment Services, Multifamily Market Report (Q1 2024), 4:CBRE U.S. Cap Rate Survey, H1 2024, 5: City of Boston Housing Report (2023); BPDA Permit Data, 6: Yardi Matrix, Providence Metro Rent Summary (Q4 2024), 7: Redfin, "Rent Affordability Tracker" (2024) 8: CBRE Providence Market Report (2024), 7: U.S. Census Bureau; American Housing Survey (2023), 8: RI Dept. of Housing, Housing Production Snapshot (2021–2024), 9: GlobeSt, NYC Investment Sales Recap (2024), 10: CoStar Chicago Multifamily Snapshot (2024), 11:: Source: U.S. Census Bureau, American Housing Survey (2021), 12: CoStar Research, Pittsburgh Market Analytics (2024)


Groma

**Track Records
& Owned Assets**

Introduction

In this section we present a history of our vehicles. Boston Fund I, our oldest vehicle, is presented first with current performance. Then we showcase all assets held across every vehicle, followed by a description of our other vehicles.

Boston Fund I

Launched: 2020	**Properties / Units:** 39 / 136
Strategy: Aggregation of 2–20 unit multifamily assets	**Equity Invested / Acquisition Cost:** $20M / $64.5M
Status: Fully deployed and stabilized	**2025 Internal Valuation:** $81.9M

Boston Growth Fund I: Institutionalizing the Small Multifamily Asset Class

Launched in 2020, *Boston Growth Fund I* was Groma's inaugural aggregation vehicle — designed not just to acquire real estate, but to demonstrate a new operating model for small multifamily assets. The fund sought to prove that with institutional discipline, technology, and repeatable process, one of the most fragmented corners of the U.S. rental market could become a platform for outsized returns.

Over an 18-month period, the fund deployed $20 million of equity to acquire 39 under-managed, under-capitalized urban infill buildings across Greater Boston, totaling 136 units. These walkable, operationally intensive assets had long been ignored by scaled investors. Groma's thesis was simple: with the right platform, these properties weren't just investable — they were outperformers.



Malden **4%**

Everett **12%**

Chelsea **11%**

East Boston **8%**

Mission Hill **22%**

Roxbury **11%**

Dorchester **21%**

Jamaica Plain **11%**

Operational Execution and Results

Using early versions of what would become *Grobot*, the team accelerated sourcing and underwriting, standardized renovations, and centralized leasing and property management. This disciplined approach produced measurable efficiency gains:

- **OpEx Ratios** dropped from ~45–50% (under prior ownership) to 30–32%.
- **Occupancy** stabilized at 98%, with **rent collection** exceeding 99%
- **Renovation** costs and timelines tracked tightly to plan
- **Leasing performance** exceeded initial projections

By the end of 2024, Fund I delivered an estimated **24.75% gross IRR**, supported by consistent cash distributions and a valuation increase from **$65M to $82.3M**.

Platform Learnings and Iterative Advantage

Crucially, Fund I was executed during the earliest phase of Groma's platform development. Despite limited tooling, the fund generated a detailed operational feedback loop — refining pricing models, forecasting budget variance, optimizing vendor relationships, and enhancing leasing cycle predictability.

These insights were embedded into future iterations of Grobot and Groma's playbooks. Subsequent cohorts benefited directly, achieving target OpEx ratios faster, reducing service requests, compressing renovation schedules, and accelerating lease-ups.



Properties	Acquired	2023 Stabilized Occupancy	Rent Collections	Equity	Recent Valuation	Distributions	Gross IRR
39 Buildings, 136 Units	Mid-2020 to late 2021	98%	89.5% trending up	$20M, ~62.5M total cost	$82.3M	4% Average Distributions	24.75%

We believe the current market conditions create an even more compelling entry opportunity than during Groma Fund I.

Laying the Groundwork for Scale

The success of Fund I validated Groma's vertically integrated model and established a repeatable framework for future vehicles. It showed that small multifamily doesn't require small-scale outcomes — and that disciplined, tech-enabled execution can unlock institutional-quality returns in even the most fragmented real estate categories.

Boston Growth Fund I was the first of eight active investment vehicles now operated by Groma, including closed-end funds, DST offerings, an Opportunity Zone fund, and GromaREIT. As the most mature example of the strategy, Fund I shaped the design, underwriting, and platform behind each subsequent vehicle. The following pages offer a high-level overview of these funds, showing how Groma has scaled its model across capital structures—all grounded in the disciplined approach proven by Fund I.

All Groma Real Estate Owned

We engage in the acquisition and ownership of multifamily properties. As of the date of this memorandum, we have equity interest in 63 assets with a gross market value of ~$200M.

GromaREIT Real Estate Owned						
Property Name	Purchase Date	Purchase Price	Capital Basis	Q1 2025 Valuation	Q1 2025 Total Rent Roll	Units | Bedrooms
47A Creighton Street	Jun-2020	$1,200,000	$1,411,718	$1,787,093	$31,581	3 | 9
108 Boston Street	Jul-2020	$1,250,000	$1,576,075	$1,620,892	$28,815	3 | 8
334-336 Warren Street	Jul-2020	$940,000	$2,304,153	$2,059,997	$45,165	4 | 16
114 Falcon Street	Aug-2020	$900,000	$1,299,691	$1,531,794	$27,915	3 | 11
86 Fayston Street	Sep-2020	$1,000,000	$1,149,906	$1,527,690	$29,070	3 | 9
42-44 Fenton Street	Oct-2020	$1,590,000	$1,864,209	$2,701,213	$43,935	6 | 10
127 Shirley Street	Oct-2020	$1,100,000	$1,131,760	$1,307,299	$23,562	3 | 6
126 Calumet Street	Dec-2020	$2,100,000	$2,162,937	$3,038,197	$53,250	3 | 11
2 Worthington Street	Dec-2020	$2,200,000	$2,247,276	$3,200,064	$51,600	3 | 9
178 Saint Alphonsus Street	Dec-2020	$2,400,000	$2,448,165	$3,692,513	$62,034	3 | 12
81 Hillside Street	Dec-2020	$2,300,000	$2,372,675	$3,586,545	$65,400	3 | 12
6 Carmel Street	Dec-2020	$2,600,000	$2,692,983	$3,697,810	$63,300	3 | 14
1526-1528 Tremont Street (2 Carmel)	Dec-2020	$2,600,000	$2,706,223	$4,034,147	$66,871	3 | 11
40 Fenton Street	Nov-2020	$700,000	$962,874	$1,097,890	$19,470	2 | 6
66-68 Myrtle Street	Jan-2021	$1,071,034	$1,134,179	$1,284,826	$18,051	6 | 17
72-74 Myrtle Street	Jan-2021	$1,000,966	$1,059,980	$1,352,331	$24,030	3 | 8
338-342 Warren Street	Mar-2021	$2,450,000	$2,867,132	$2,669,693	$51,720	6 | 18
116 Gladstone Street	Apr-2021	$887,568	$1,029,107	$1,312,132	$25,620	3 | 7
122 Gladstone Street	Apr-2021	$937,432	$1,086,922	$1,285,783	$26,790	3 | 7
126 Day Street	Jun-2021	$1,550,000	$1,676,259	$2,404,106	$40,680	3 | 13
2 Mark Street	Jun-2021	$1,200,000	$1,317,112	$1,587,800	$32,970	3 | 9
55 Hollander Street	May-2021	$1,060,000	$1,399,583	$1,706,292	$33,105	3 | 11
21 Rowell Street	May-2021	$1,375,000	$1,428,097	$1,463,531	$27,120	3 | 9
3 Mark Street	Jun-2021	$1,550,000	$1,653,163	$2,498,697	$41,520	3 | 12
4 Mark Street	Jun-2021	$1,150,000	$1,261,004	$1,980,123	$34,830	3 | 10
7 Mark Street	Jun-2021	$1,550,000	$1,650,412	$2,304,468	$26,730	3 | 12
108 Callender Street	Jul-2021	$955,000	$1,347,803	$1,476,688	$25,920	3 | 12

48 Clark Avenue	Sep-2021	$1,750,000	$2,084,243	$2,097,505	$39,840	6	12
52 Clark Avenue	Sep-2021	$1,750,000	$2,084,243	$2,038,011	$39,255	6	12
110 Howland Street	Oct-2021	$1,200,000	$1,339,857	$1,494,247	$20,775	3	14
43 Mount Pleasant Avenue	Oct-2021	$1,290,000	$1,454,222	$1,829,975	$34,995	4	13
17 Wachusett Street	Oct-2021	$1,400,000	$1,545,628	$1,861,705	$33,405	3	12
49 Rosedale Street	Nov-2021	$1,025,000	$1,194,153	$1,289,570	$24,150	3	12
38-40 Hancock Street	Dec-2021	$939,000	$1,143,281	$1,451,766	$28,905	4	8
35 Dunlap Street	Nov-2021	$1,015,000	$1,202,135	$1,372,676	$25,335	3	9
26-32 Arcadia Street	Nov-2021	$2,771,000	$2,889,387	$3,087,808	$53,385	6	18
22-24 Gladstone Street	Dec-2021	$725,000	$864,160	$953,806	$19,530	2	8
26-28 Gladstone Street	Dec-2021	$925,000	$1,104,758	$1,277,162	$25,380	3	8
737 Parker Street	Dec-2021	$2,413,000	$2,490,009	$2,840,595	$52,695	3	14
30-32 Ward Street	Apr-2022	$2,500,000	$2,541,384	$2,307,869	$45,360	3	12
19 Perrin Street	Aug-2022	$1,950,000	$2,037,998	$2,462,320	$44,925	4	16
1536-1542 Tremont Street	Aug-2022	$5,700,000	$5,993,153	$7,169,296	$112,141	8	18
Mosaic	Aug-2022	$67,250,000	$67,919,167	$66,520,596	$814,014	146	146
171 Trenton Street	Jan-2023	$1,075,000	$1,092,665	$1,416,522	$28,050	3	9
31-35 Juniper Street	Aug-2023	$2,357,142	$2,357,142	$3,229,808	$44,790	3	15
37-39 Juniper Street	Aug-2023	$1,571,429	$1,572,320	$1,690,480	$30,720	2	10
37R-39R Juniper Street	Aug-2023	$1,571,429	$1,571,885	$2,341,403	$39,540	2	8
19-21 Caldwell Street	Feb-2024	$1,250,000	$1,250,000	$1,697,397	$29,700	2	8
23 Caldwell Street	Feb-2024	$1,250,000	$1,255,100	$1,622,595	$27,585	2	9
25 Caldwell Street	Feb-2024	$1,875,000	$1,883,700	$2,305,735	$37,695	3	10
27 Caldwell Street	Feb-2024	$1,875,000	$1,875,000	$2,265,446	$37,395	3	10
28 Fisher Ave	May-2024	$2,175,000	$2,190,819	$2,190,819	$52,035	2	13
17 Verrill Street	Jun-2024	$1,800,000	$1,820,050	$1,820,050	$39,750	4	15
44 Guild Street	May-2024	$1,100,000	$1,408,849	$1,408,849	$26,820	3	8
240 Parker Hill Avenue	Jul-2024	$1,780,000	$1,791,490	$1,791,490	$28,800	2	8
882 Huntington Avenue	Aug-2024	$2,075,000	$2,075,000	$2,075,000	$36,334	3	11
192 Paris Street	Aug-2024	$960,000	$978,864	$978,864	In Renovation	3	8
15-17 Pond Street	Dec-2024	$3,125,000	$3,127,701	$3,127,701	$56,160	6	22
9 Carmel Street	Jan-2025	$3,020,000	$3,022,251	$3,022,251	$55,650	3	14
64 Day St	Dec-2024	$1,490,260	$1,490,260	$1,490,260	$25,098	3	9
14-16 Notre Dame St	Dec-2024	$2,799,882	$2,799,882	$2,799,882	$47,025	4	16
52 Sumner St	Dec-2024	$1,707,025	$1,707,025	$1,707,025	$29,700	6	12
163-165 Hichborn St	Dec-2024	$1,652,834	$1,652,834	$1,652,834	$37,500	6	12

Description of Other Groma Vehicles

In addition to GromaREIT, affiliates of our advisor manage a suite of complementary real estate investment programs that support capital efficiency, tax-advantaged structuring, and geographic concentration — all within the firm's core focus on small and mid-size multifamily assets. The GromaREIT is a co-investor in each vehicle.

These programs include:

- **Closed-End Regional Funds:** These funds concentrate capital in specific metro areas where Groma has built operational scale and local acquisition pipelines. They follow the same acquisition, renovation, and operating playbook as GromaREIT. These funds tend to be value-add in strategy and provide the REIT value-add exposure.

- **Delaware Statutory Trust (DST) Programs:** Operated by an affiliate of our advisor, these programs are designed for investors conducting Section 1031 like-kind exchanges. Properties held in DSTs are often stabilized multifamily assets and may ultimately be wholly contributed to GromaREIT via UPREIT transactions, providing long-term alignment and scale benefits.

- **UPREIT Program:** GromaREIT is structured as an Umbrella Partnership REIT (UPREIT), which enables owners of qualifying multifamily assets to contribute properties in exchange for operating partnership units. This offers contributors potential tax deferral while giving Groma access to well-aligned acquisition opportunities.

- **Opportunity Zone (OZ) Fund – Mosaic:** An affiliate of our advisor manages a single-asset Opportunity Zone Fund that owns *The Mosaic*, a ground-up multifamily development located in a designated Opportunity Zone. While distinct from GromaREIT in terms of structure and risk profile, *The Mosaic* shares the firm's focus on urban density and long-term cash flow generation.

All affiliated programs operate under a shared investment philosophy and platform infrastructure. Where GromaREIT co-invests alongside these vehicles, transactions are structured to avoid double fees and are reviewed by the advisor's Investment Committee to ensure fairness and strategic alignment.

Boston Fund II

Launched: 2024
Strategy: Value-add acquisition and aggregation of 2–20 unit multifamily properties across Greater Boston
Status: In deployment (expected to be fully deployed by Q3 2025)

Boston Fund II is Groma's second regional aggregation vehicle, designed to build on the success of Fund I while expanding into a broader footprint of small multifamily assets. The fund targets properties in the 2–20 unit range with value-add potential through renovation, improved operations, and technology-led management. The strategy is to unlock yield and appreciation, with a targeted exit through refinancing or sale in **3 to 5 years**, and a potential option for investors to roll proceeds tax-deferred into GromaREIT via a 721 exchange.

As of Q1 2025, Fund II had acquired **5 buildings (15 units)** and has **40 additional properties under agreement**, representing over **$60 million in total projected asset value**. Stabilized performance is expected to begin in 2025, with distributions anticipated post-stabilization. All underwriting is powered by Groma's Grobot platform, ensuring consistency in acquisition, renovation, and operations across a rapidly growing portfolio.

Boston Growth Fund III

Launched: 2025
Strategy: High-volume aggregation of 3–5 unit multifamily properties in Greater Boston

Status: In fundraising & deployment
Target Raise: $60 million (>$10 million raised to date)

Boston Growth Fund III is Groma's latest fund, focused on acquiring **80–100 small multifamily buildings** across Greater Boston. The strategy continues the firm's proven playbook leveraging Grobot to source and underwrite assets with embedded value–add opportunity, and deploying standardized renovations and operational efficiency to drive NOI growth.

The fund currently includes or has under agreement **13 buildings totaling 41 units and 132 bedrooms**, valued at approximately **$19.8 million**, with an average occupancy of **85%** and rents averaging **$4,226 per unit**. Assets are a mix of warehoused and under–contract deals, including both individual buildings and an 8–property portfolio.

The fund targets **55–65% leverage**, a **6.0%+ return on cost**, and a **5–year hold**, with distributions anticipated post-stabilization. Boston Growth Fund III represents the most scalable iteration of Groma's aggregation strategy to date, with a robust deal pipeline already in place.

Groma DST I

Fund IV represents Groma's first Delaware Statutory Trust (DST) offering, focused on stabilized small multifamily assets in Boston. The fund comprises two buildings, totaling 13 units and approximately $7.4 million in asset value. As of Q1 2025, the properties are 100% occupied with 98.5% rent collection and generated $110,019 in quarterly NOI. Both properties continue to benefit from Groma's operational platform and Grobot-driven efficiencies, delivering consistent income and minimized operating expenses.

Groma DST II

Groma Fund V is the second DST program and includes three adjacent buildings on Juniper Street in Boston, comprising seven units with an acquisition value of $5.5 million. The properties were 100% occupied as of Q1 2025, with 99% rent collection and quarterly NOI of $76,619. The fund continues to demonstrate strong performance with stable occupancy and income.

Groma DST III

Groma Fund VI is the firm's third Delaware Statutory Trust (DST) offering and consists of four adjacent multifamily buildings located in Charlestown. The portfolio includes 10 units with a combined purchase value of $6.35 million. As of Q1 2025, the properties are 100% occupied, with 99% rent collection and total quarterly income of $93,758. Distributions commenced at an annualized rate of 3.5%, and investors have the opportunity to complete a 721 UPREIT transaction at the end of the DST term.

Opportunity Zone Fund (Mosaic)

The OZ Fund comprises *The Mosaic*, a 149-unit mixed-use development located in Lynn, MA. Since transitioning to Groma management in late 2023, Mosaic has achieved 99% occupancy, improved rent collection to 97.6%, and increased net effective rents by 12% year-over-year. Expenses have been significantly reduced under Groma, falling from $200K/month to $150K/month, while maintaining high-quality property management.

The property is fully stabilized on the residential side, with ongoing improvements to commercial leasing. Investors benefit from long-term tax advantages associated with Opportunity Zone compliance.



Management Team
& Affiliated Entities

Sponsor

Groma is managed by a team with a combination of real estate, technology, and operational experience. The firm is led by CEO Seth Priebatsch, a serial entrepreneur who previously founded and scaled LevelUp, a leading mobile payments platform used by over 200 national brands and 50,000+ locations. Under Seth's leadership, LevelUp pioneered a data-driven approach to transaction routing and automation before being acquired by Grubhub for $400 million in 2018. Seth then served in a variety of roles at Grubhub, eventually leading a team of over 1000 people as Chief Revenue & Strategy Officer through Grubhub's successful $7.3 billion sale to JustEast Takeaway in 2021. The same engineering and systems mindset that powered LevelUp and Grubhub now underpins Grobot — Groma's proprietary platform for acquisition, renovation, and property management automation. Seth has >$7.5 million in equity invested in the GromaREIT, and additional capital invested across various other affiliated vehicles., Seth also provided the seed capital, and additional investment, totaling >$10M invested into GromaCorp.

The broader Groma team includes leaders with decades of real estate experience across acquisitions, legal structuring, development, and operations. Key members of the firm have collectively overseen over $5 billion in transactions, spanning institutional multifamily, mixed-use development, and value-add investing. Day-to-day execution is managed by a cross-functional team of approximately 30 professionals across engineering, finance, acquisitions, construction, leasing, and property operations.

All capital deployment decisions are subject to review and approval by Groma's Investment Committee, a standing group of senior leaders from the acquisitions, legal, and investment teams. This committee provides consistent oversight and ensures that every deal is evaluated for strategic fit, return potential, and execution feasibility using a structured and data-backed framework.

Groma also benefits from strong governance through its Board of Directors and Advisory Board. The Board of Directors provides fiduciary oversight and helps guide long-term strategic direction. The Advisory Board includes seasoned operators, technologists, and investors who provide external perspective on market trends, risk management, and platform innovation. Together, these bodies help ensure that Groma's growth is both disciplined and durable — aligned with the long-term interests of investors.

Executive Officers and Directors of Our Advisor

The name, age, title and certain biographical information about the executive officers of our advisor appear below:

Name	Position
Seth Priebatsch	Chief Executive Officer and President and Board Director
Paul Bell	Treasurer and Secretary
Michael Rosenstein	VP, Acquisitions
Christina Dorobek	Head of Investor Strategies
Rich Helle	Controller
Grant Fishman	Head of Property Operations
Chris Lehman	Policy Architect
Sloane Thomson	VP, Digital and Physical Experience Design
Jason Urton	Chief Technology Officer
Lawrence Pereira	VP, Finance

Biographies of Individuals Referenced Above

Seth Priebatsch

Seth Priebatsch serves as our Chief Executive Officer, President and Director as well as Chief Executive Officer and the President of our advisor and our property manager. Mr. Priebatsch is most well-known for having built, led, and then sold Boston-based tech startup LevelUp to Grubhub. From December 2007 to July 2011, Seth Priebatsch was the CEO and member of the board of directors of SCVNGR, Inc. a mobile technology startup. SCVNGR transitioned business model in 2011 to focus specifically on the restaurant technology sector and rebranded to LevelUp, Inc. from July 2011 until September 2018, Seth served as the CEO of LevelUp, Inc. as well as on its board of directors. In September of 2018, Seth led the approximately $400 million merger between LevelUp and Grubhub. From November 2018 to October 2020 Mr. Priebatsch served on the Grubhub executive team as Head of Enterprise Restaurants. From October 2020 to June 2021, he served as Chief Revenue Officer. From June 2021 through December 2021, Mr. Priebatsch served as Chief Strategy Officer. In June of 2021, Grubhub was acquired by Just Eat Takeaway (a major European food delivery service) for approximately US$7 billion. As a partner and initial backer of Groma, Mr. Priebatsch provides core leadership and strategic oversight as Groma executes on its mission to develop Boston in a smart, sustainable way.

Seth Priebatsch currently serves on the board of GromaCorp, Inc. Mr. Priebatsch is a valuable member of our board of directors because of his leadership experience and involvement with other real estate programs and early stage companies.

Paul Bell

Paul Bell serves as our Treasurer and Secretary as well as Treasurer and Secretary of our advisor. Mr. Bell joined Groma (the initial tradename of GromaCorp) in 2020 after nine years as a partner at Schlesinger and Buchbinder, LLP. Previously, he practiced commercial real estate law at Greenberg Traurig, and then founded his own law firm, which he ran for over a decade. Before going to law school, Mr. Bell co-founded and was the President of Kelly, Bell, Lee & Company, a real estate brokerage and management company. Kelly, Bell, Lee & Company managed a portfolio of approximately 300 residential units and approximately 500,000 square feet of office, retail, and industrial space, including oversight of significant renovation and tenant improvement projects. Prior to founding Kelly, Bell, Lee & Company, Mr. Bell worked in construction engineering and on-site project construction.

Christina Dorobek

Christina Dorobek serves as Groma's Head of Investor Strategies. She started her career in non-profit development at the Center for Women & Enterprise from June 2008 to September 2009, and then joined SCVNGR, Inc. in September 2009. Christina then worked at SCVNGR, Inc., LevelUp, and Grubhub overseeing all revenue functions and growing restaurant sales to north of $20 billion annually by 2021. Ms. Dorobek left Grubhub in September 2021 and joined Groma in July 2022. Her family has real estate holdings in both California and Denver and she has been involved with the family business over the past decade. She attended Wellesley College.

Michael Rosenstein

Michael Rosenstein joined Groma in 2021 and leads the company's real estate investment initiatives in his role as VP, Acquisitions. Prior to joining Groma, Michael has worked in real estate investments for over 10 years at companies including Berkshire Residential Investments, Global Logistic Properties, Cushman & Wakefield, and Hackman Capital Partners. He has extensive experience on behalf of institutional investors sourcing, analyzing and closing debt and equity real estate and entity level transactions. Mr. Rosenstein was involved in real estate transactions totaling more than $3 billion. Experience in investing multifamily, office, retail, and industrial property types. Experience in major U.S. markets and select markets in China. Other areas of expertise include portfolio management, asset management (Asset managed properties throughout the US valued close to $1 billion), investment research, and fund product development. Michael is a MA Licensed Real Estate Salesperson and holds a MBA from The University of Arizona, a Master of Global Management (MGM) from Thunderbird School of Global Management, and a BA in Political Science from the University of Denver. Over the past five years, Michael Rosenstein has worked for Groma from May 2021 to the present and previously worked at Berkshire, most recently as a Senior Associate, Acquisitions. Michael was an Analyst, Strategy and Business Development at Berkshire from June 2015 - June 2017, Acquisitions Associate at Berkshire from July 2017 – December 2019, and was a Senior Acquisitions Associate from December 2019 – February 2021 when he left to join Groma.

Rich Helle

Rich Helle joined Groma in September 2021 as Controller, leading the company's accounting department. Prior to joining Groma, Mr. Helle worked in public accounting for over 10 years at Raphael and Raphael LLP, working in both audit and tax. Rich has considerable experience in preparing financial statement reporting and deep knowledge of US GAAP from his time leading audits for privately held clients across real estate, manufacturing and distribution. Work on Housing and Urban Development (HUD) and Massachusetts Housing Finance Authority (MHFA) financed affordable housing gave him an understanding of operating in a compliance framework. Through preparing tax filings, Rich has extensive knowledge of real estate taxation. He was Director of the Managed Accounting Services where he began a relationship with Groma's Operating Committee. Mr. Helle is a licensed CPA in Massachusetts and holds a Masters in the Science of Accounting from the Sawyer Business School at Suffolk University as well as undergraduate degrees in Applied Mathematics and Economics from North Carolina State University. He is currently pursuing a Certificate in Real Estate Finance from Boston University's Metropolitan College. Prior to working at Groma, Mr. Helle held several roles at Raphael and Raphael, LLP, a boutique accounting firm. he worked at Raphael and Raphael, LLP from September 2008 to September 2021 when he joined Groma. From November 2011 to June 2018, Mr. Helle was a Manager of Audit and Tax Services. From June 2018 to September 2021, Rich was the Director of Managed Accounting Services.

Grant Fishman

Grant Fishman is a Suffolk University graduate in politics and economics and a graduate of MIT's School of Architecture and Planning Commercial Real Estate Analysis and Investment training course. Mr. Fishman's family has been invested in the Cambridge and Brookline real estate markets for over 60 years and he himself has spent time working with many individuals in the industry over the past seven years. Grant works as the property manager for all of Groma's associated properties and also provides data modeling and market research analysis for all of Groma's prospective developments and acquisitions. Over the prior five years, Grant has worked at Groma for two years and for the prior three years was a student at Suffolk University.

Chris Lehman

Chris has nearly a decade of experience working in data analysis and management consulting for healthcare and tech companies. He studied political science and economics at Harvard University and has been engaged in independent policy research and writing since graduating. He leads GromaCorp's policy department, managing policy research initiatives, building relationships with external partners in government, academia, business, and journalism, and advising the company on long-term policy goals and elements of systems design. From Aug 2015 to Oct 2016, Chris was an Analyst at the Amundsen Group, a division of IMS Health. In Oct 2016, IMS Health merged with Quintiles to become QuintilesIMS. From Oct 2016 to Nov 2017, Chris was an Associate Consultant at the Amundsen Group, a division of QuintilesIMS. In Nov 2017, QuintilesIMS rebranded to IQVIA and the Amundsen Group rebranded to Amundsen Consulting. From Nov 2017 to Aug 2018, Chris was an Associate Consultant at Amundsen Consulting, a division of IQVIA. From September 2018 to December 2018, Chris was a Development Fellow at General Assembly. From Mar 2019 to Aug 2019, Chris was a Technical Business Analyst at Relativity, an eDiscovery software provider. From Aug 2019 to April 2021, Chris was a Senior Analyst at Wayfair, and then left to join Groma in July 2021. Chris also volunteers as Director and Chief Information Officer for SPOA (Small Property Owners Association) as of January 2022. SPOA is a non-profit dedicated to advancing growth-oriented housing solutions in Massachusetts.

Jason Urton

Jason has over a decade of experience in the technology industry in both hands-on and leadership roles and in settings ranging from early-stage startups to large public companies. After acting as the Chief Technology Officer for Zendo Labs, a small education technology firm from May 2011 through September 2013, Jason joined LevelUp in

October 2013 and for 7 years led an engineering team as large as 30 people responsible for growing the platform to support over 1 million daily orders. After Grubhub's acquisition of LevelUp in 2018, Jason transitioned to a role leading an approximately 80 person engineering team responsible for cybersecurity, site reliability engineering, and infrastructure for Grubhub's core ecommerce platform, which routinely processed millions of orders a day with peaks in the thousands of orders per minute. Jason joined Groma in June 2022 as VP, Engineering and transitioned into the Chief Technology Officer role in January 2023.

Sloane Thomson

Sloane joined Groma in May 2022 as VP of Digital and Physical Experience Design. She graduated from Boston University with a major in communication and has worked in technology for the last ten years. Sloane began her career at a health and wellness company leading brand and digital design across the four primary products. In 2016, Sloane joined LevelUp. While at LevelUp, she built out the design organization responsible for producing branded mobile and web applications, working with clients like KFC, Wendy's, and Potbelly to create loyalty, mobile payment, and order ahead experiences. In 2018 LevelUp was acquired by Grubhub. At Grubhub, Sloane transitioned into the role of director of product design and design systems. In this role, she led design for the branded channel team as the product expanded into an offering for all SMB restaurants on the Grubhub platform. She also led the systems team, responsible for designing core experiences to improve scalability, time to market, and quality throughout the product suite. At Groma, Sloane leads the brand, digital, and physical design efforts, integrating the brand experience across the products and properties within the Groma ecosystem.

Lawrence Pereira

Lawrence Pereira serves as Vice President of Finance at Groma, where he oversees corporate and property-level accounting, GAAP financial reporting, budgeting, audits, and strategic financial operations. With nearly three decades of experience across Wall Street, institutional investing, and alternative assets, Mr. Pereira brings deep expertise in building finance infrastructure for high-growth, compliance-driven firms.

Prior to joining Groma, Mr. Pereira served as Director of Finance and Chief Compliance Officer at Govdesk, where he modernized GAAP accounting, implemented AI-driven financial systems, and led fund operations and reporting. He previously held senior roles at Seagate Global Advisors, where he co-managed over $3 billion in global macro assets and led the firm's corporate bond trading operations, serving institutional clients.

Mr. Pereira began his career with EF Hutton, Merrill Lynch, and Citibank, and served as Chief Economist for the Real Estate Board of New York. He holds an MBA in Finance from UCLA Anderson and a BA in Economics from Fordham University. At Groma, he plays a key role in driving financial rigor, transparency, and scalability across the firm's real estate and technology platforms.

Board of Directors

We are governed by a board of directors with fiduciary responsibility to us and our stockholders, currently consisting of one member—Seth Priebatsch—who has delegated daily operations and investment activity to our advisor, subject to board oversight. The advisor may acquire assets within board-approved limits, as detailed in the "Advisory Agreement" and "Management Decisions" sections. Our offering is conducted under Regulation Crowdfunding ("Reg CF"), which exempts it from registration under the Securities Act of 1933 and from state-level registration requirements. The offering is made pursuant to our Form C filing with the SEC and is hosted on our chosen funding portal, WeFunder, which is registered with both the SEC and FINRA. A future public offering of securities would require full compliance with SEC registration requirements and any applicable NASAA guidelines. Our board may establish committees as needed, with a majority of independent directors, and intends to form an audit committee once the required threshold is met.

Compensation of Our Executive Officers

Our executive officers do not receive compensation from us for services rendered to us. They are employees of our sponsor and its affiliates and are compensated by these entities, in part, for their services to us. See "Management Compensation" for a discussion of the fees paid to and services provided by our advisor and its affiliates.

Advisory Agreement

Groma Advisor, LLC manages our daily operations and investments under a renewable one-year agreement, subject to board oversight. Leveraging best practices, proprietary software, and third-party tools, the advisor handles everything from sourcing and acquiring properties to financing, leasing, asset management, and disposition. It may serve other clients if its duties to us remain unaffected, and is compensated through fees, dividends, and reimbursements (see "Management Compensation" for details).

Property Manager

Our properties will be managed either by **Groma Property Management, LLC** (a subsidiary of our sponsor) or a third-party manager we engage. The property management agreement has a one-year term, renewable annually by mutual consent. Managers may subcontract leasing to unaffiliated third parties.

We pay a monthly management fee ranging from **4.0% to 8.0%** of tenant-paid rents. We may also reimburse the property manager for certain asset-level costs, excluding compensation for individuals who also serve as executive officers of our sponsor. If justified and approved by our board, higher fees may be allowed. If subcontracted, Groma Property Management receives a **1.0% oversight fee**—but we will never pay both fees on the same property.

A portion of fees may be assigned to a third-party manager under their agreement. The following outlines core services managers will provide, though additional services may apply. Under the agreement, the manager must act in good faith and meet first-class industry standards while protecting and accounting for our assets.

Core Responsibilities Include: Rent collection and lease enforcement, paying obligations under mortgages, leases, and service contracts, maintaining and repairing properties, managing utilities, services, and supplies, handling tax and valuation notices, reporting accidents, damage, and insurance claims, ensuring compliance with laws and fire safety directives, overseeing any approved construction or renovations, hiring and supervising staff, notifying us of claims, violations, damages, defaults, or other material events.

Capital Projects: For capital projects managed in whole or part by our construction manager, we pay a **project management fee of ~10%** of project costs, prorated over the project timeline.

Leasing Duties: Our property manager, or an unaffiliated third party, will use commercially reasonable efforts to: coordinate and secure leases from qualified tenants (on our behalf if requested), subject to advisor approval, and hire leasing agents and oversee leasing operations on our behalf



Dividends & Distribution Summary

Distribution Policy

Our Board of Directors authorizes distributions quarterly. We have issued distributions for eight consecutive quarters.

As of March 2025, the board has authorized distributions at an annual rate of 1.00% per share, with 0.25% paid to date. Distributions are subject to change and depend on available cash flows. There's no guarantee of ongoing distributions or that they will match operational income. Shares repurchased before a record date are not eligible for that distribution.

To maintain REIT status, we must distribute at least 90% of our REIT taxable income annually (excluding capital gains and the dividends-paid deduction). Distributions may come from operations or other sources—such as borrowings, asset sales, return of capital, or offering proceeds—especially early in the offering. Using these sources may reduce funds for investment and dilute shareholder value.

Distributions are declared at the board's discretion and may be based on projected, not current, income. The board may delegate distribution-setting authority to a committee or officer under certain conditions. In-kind distributions are generally prohibited, except for marketable securities or certain liquidation-related distributions, and only with specific shareholder disclosures and elections. Recipients of in-kind distributions may incur costs to liquidate them.



Distribution Reinvestment Plan

Stockholders may elect to reinvest cash distributions into additional shares instead of receiving cash. Reinvestments occur on the scheduled distribution date at the then-current transaction price, with no upfront selling commissions. DRIP shares have the same rights as shares purchased in the offering.

The company may amend, suspend, or terminate the DRIP with ten business days' notice. Participation will be limited if it causes a charter ownership limit to be exceeded, and you may opt out with ten business days' written notice.



Net Asset
Valuation Summary

Asset Valuation Process Overview

The advisor determines the fair value of the Company's real estate assets for NAV purposes through a structured quarterly process conducted in accordance with the Company's internal valuation policy and applicable GAAP standards. Our full valuation policy is available upon request, and a summary is below.

Initial Acquisition Valuation

Upon acquisition, properties are typically valued at their allocated purchase price plus capital expenditures incurred to date, reflecting the Company's investment basis during the initial onboarding period. This initial cost-based approach may be maintained while the property is in early-stage operations (e.g. the first year) and reliable income data is not available. This cost-based valuation is evaluated against an appraisal, if one is ordered, and any material discrepancies between the two is evaluated by the Valuation Committee. The Valuation Committee may, at its discretion, determine that a market-based valuation is more appropriate if prevailing market conditions, property-specific developments, or fund-level considerations warrant such an approach.

Ongoing Quarterly Valuations

Each quarter, the advisor prepares valuations for all properties based on internal methodologies that incorporate income capitalization approaches, forward-looking projections, and local market index adjustments. These valuations are reviewed, approved, and documented by the Property Valuation Committee, which is composed of senior members of the Company's executive, finance, and acquisitions teams. The Committee retains final authority over all valuation inputs and adjustments used for NAV purposes.

Independent third-party appraisal firms are engaged on a rotational basis to appraise a subset of properties each quarter, providing additional reference points and supporting ongoing validation of the Company's internal valuation methodology. For example, our current practice as of the writing of this document, is to take 1/8th of all properties and have them valued by a third party professional each quarter. If there is a material discrepancy between the third party valuation and our internal valuation, a reconciliation process occurs at the Valuation Committee level. One valuation or the other may be accepted, and reforms to the overall valuation process may be recommended.

All third-party valuations are conducted in accordance with the Uniform Standards of Professional Appraisal Practice (USPAP) or similar standards, and are reviewed by the advisor for reasonableness. Appraisals inform—but do not solely dictate—the valuations used in NAV calculations.

Other Valuation Considerations

Properties with debt have their liabilities valued using standard mark-to-market methods to reflect current values. For mixed-use properties with residential and commercial components, the advisor values each separately when material. Stabilized retail is valued using income-based methods like those for residential; non-stabilized or uncertain retail may be assigned nominal or zero value until supportable assumptions are available.

The advisor monitors each property for material changes in leasing, performance, or market conditions, and may update valuations intra-quarter with proper documentation and Committee approval. All valuation assumptions, methods, and data sources are retained for governance, audit, and investor reporting. Valuations reflect conditions as of the measurement date and may differ from actual market transaction prices.

The advisor also models investment-level liabilities, including debt, fees, and structural elements. The third-party administrator consolidates these with fund-level data into the quarterly NAV, which is reviewed and approved by the advisor before finalization and investor reporting.

Where GromaREIT holds a minority property interest, we may, though not required, conduct discrete valuations per the cadence used for owned assets or alternatively value holdings based on LP investment method.

NAV and NAV Per Share Calculation

Our NAV is calculated quarterly by a third-party administrator and reviewed by our advisor in accordance with our valuation guidelines. This includes appraised property values, securities, cash, and liabilities, as well as class-specific and non-recurring adjustments. NAV per share is then determined by dividing the class NAV by the number of outstanding shares, with results generally available within 75 days after quarter-end.

Relationship between NAV and Our Transaction Price

Share purchases and repurchases are generally based on the prior quarter's NAV, not the current NAV at the time of the transaction. The advisor may adjust the transaction price if a material NAV change is identified. Upfront selling commissions are tied to the transaction price, affecting the number of shares received for a given investment amount.

Limits on the Calculation of Our NAV Per Share

Our NAV reflects estimated values based on judgments and assumptions, which may differ materially from actual outcomes. Extraordinary events or limited data may require alternative methodologies, potentially impacting accuracy. NAV is not guaranteed, does not reflect GAAP, market pricing, or liquidation proceeds, and includes no discounts for share illiquidity or exit costs.

Addition of Covered Expenses

We have entered into an arrangement with our sponsor by which they agree to, under certain circumstances which are currently in effect, cover components of our organization & offering expenses, and other expenses we may incur. Under certain circumstances, notably the raising of over $1,000,0000,000 in a certain time period, we may be required to repay those expenses. However, the Valuation Committee currently believes that it is more likely than not that such repayments will not occur, therefore we add those expenses back to our NAV for purposes of what we deem to be a most accurate reflection of current value.



Share Repurchase Program
& Liquidity

Repurchase Program

Our share repurchase program is designed to offer limited liquidity but should not be viewed as a guaranteed exit. It will launch no earlier than one year after we announce our first quarterly NAV per share, which was announced in Q2 2025. Requests will be processed monthly, based on the share price as of the last calendar day of the month, and are subject to available liquidity and NAV-based limits.

Request & Processing

Repurchase requests must be received by 4:00 p.m. ET, five business days before month-end. They can be submitted via your financial advisor or directly to us. Requests are processed on a first-in-first-out basis, and shares held under $500 may be fully repurchased. Proceeds are typically paid within three business days by check or wire transfer.

Limitations & Early Deduction

Monthly repurchases are capped at 2% of NAV and 5% quarterly. Shares held for less than one year may be subject to a 5% Early Repurchase Deduction, unless waived in the event of death, disability, or divorce. We may reject or reduce repurchase requests at any time for operational or financial reasons, and may suspend or modify the program entirely with board approval.

Redemption Share Lot Methodology

The Company has adopted the First-In, First-Out ("FIFO") cost-basis methodology as its exclusive method for identifying lots of Shares sold, redeemed, transferred, or otherwise disposed of.

Investors may not elect alternative methods (such as specific identification or average cost), and all transactions will be processed using FIFO. This policy applies uniformly across all holders and will be reflected in all tax reporting (e.g., Form 1099-B) and internal accounting.

The Company may amend this policy only with advance notice and Board approval.

Important Notes

All shares must be free of liens to be eligible for repurchase. Repurchase requests must be genuine and verifiable, and we are not liable for unauthorized transactions if proper procedures are followed. Investors should keep share balances above $500 and ensure all documentation is accurate and timely.



Management Compensation
& Use of Proceeds

GromaREIT has no paid employees. Our advisor and its affiliates manage our operations and are compensated as outlined below.

Organization and Offering Expense Reimbursement (1) —The Advisor

Determination of Amount

In general, we reimburse our advisor for organization and offering expenses it incurs on our behalf (e.g., legal, accounting, printing, filings, sales materials, due diligence, seminars, and related travel), excluding underwriting compensation. If a dealer manager is engaged, the advisor covers wholesaling compensation without reimbursement.

However, under the Expense Support Agreement entered into between GromaREIT and our advisor on July 14, 2023, our advisor will cover certain organization and offering costs on behalf of the GromaREIT. Our advisor may be reimbursed if the GromaREIT raises $1,000,000,000 in proceeds prior to our advisor and its parent company, GromaCorp, raising $100,000,000 of its own financing. To date, our advisor has covered these expenses and not been reimbursed.

Estimated Amount

We estimate our organization and offering expenses to be approximately $5 million if we sell $100,000,000 in shares.

Acquisition Expense Reimbursement (2) – The Advisor

Determination of Amount

We will not pay our advisor acquisition, financing (other than interest to an affiliated lender), or disposition fees. However, we reimburse out-of-pocket expenses related to evaluating, acquiring, or disposing of investments—even if no transaction is completed—and may make payments to third parties or advisor affiliates as described under "Fees from Other Services." Actual amounts will vary with incurred expenses.

Estimated Amount

Actual amounts are dependent upon actual expenses incurred and, therefore, cannot be determined at this time.

Management Fee (3) – The Advisor

Determination of Amount

We pay our advisor a management fee equal to 1.00% per year of the Net Purchase Price (i.e., total asset purchase price excluding debt), payable monthly. Once we determine NAV, the fee shifts to 1.00% of NAV annually, also paid monthly. If our Operating Partnership issues units not held by us, it pays the advisor a 1.00% fee based on the Net Purchase Price or NAV attributable to those units. We also reimburse the advisor for out-of-pocket expenses.

The advisor may receive this fee in cash, Class A Shares, or Class A OP Units. If issued equity, we may later repurchase it—OP Units in cash unless restricted by law or our charter, in which case they're repurchased in common stock. The advisor has registration rights for such shares.

Estimated Amount

If we raise $100 million and NAV stays at $1.00/share, the annual management fee would be about $1 million. Reimbursable expenses vary based on actual costs.

Performance Participation Allocations – The Advisor

Determination of Amount

As special limited partner, our advisor receives a performance participation allocation from our Operating Partnership after quarterly NAV is established:
- No allocation if Total Return is under 5%, though catch-up may apply later.

- If Total Return is 5%–7.5%, advisor receives 12.5% of excess return above 5% hurdle and any Loss Carryforward.
- If Total Return exceeds 7.5%, advisor receives 100% of excess until it equals 12.5% of the hurdle plus prior allocations.
- Thereafter, advisor receives 12.5% of remaining excess profits.

Allocations are made annually, accrue monthly.

Estimated Amount

Actual amounts of the performance participation depend upon the Operating Partnership's actual annual total return and, therefore, cannot be calculated at this time

Property Management Fee — Groma Property Management, LLC

Determination of Amount

Our property manager, an advisor affiliate, earns monthly fees of 4.0%–8.0% of rent per property. These are paid in arrears. Additional reimbursement may occur for asset-level expenses including salaries/benefits, excluding officers of our sponsor. If third-party managers are retained, the property manager earns an oversight fee of 1.0% of rent. No double fees apply. Construction projects managed by our affiliate are subject to a 10% project management fee based on capital costs.

Estimated Amount

Not determinable at this time. Because fees are based on a fixed percentage of collected rent, there is no maximum dollar amount of these fees.

Fees from Other Services — Affiliates of the Advisor

Determination of Amount

Advisor affiliates may provide accounting, legal, compliance, technology, risk, tax, construction, and other operational services. Fees will be at or below market rates and will not offset other compensation. Affiliates may receive equity-based compensation. See "Risk Factors" and those related to conflict of interest for further information on this point.

Estimated Amount

Actual amounts depend on to what extent affiliates of our advisor are actually engaged to perform such services.

Performance Participation Allocation Example

The following example illustrates how we would calculate our advisor's performance participation allocation at the end of the year based on the assumptions set forth below. All amounts are with respect to the units outstanding at the end of the year. Actual results may differ materially from the following example.

A.	Beginning NAV	$ 100,000,000
B.	Loss Carryforward Amount	—
C.	Net proceeds from new issuances	—
D.	Distributions paid (in twelve equal monthly installments)	$ 4,000,000
E.	Change in NAV required to meet 5% annualized internal rate of return[*]	$ 1,000,000
F.	Change in NAV required to meet a 7.6% annualized internal rate of return	$ 3,600,000
G.	First Hurdle Amount(1) (D plus E)	$ 6,000,000
H.	Second Hurdle Amount(1) (D plus F)	$ 7,600,000

I.	Actual change in NAV	$ 6,000,000
J.	Annual Total Return prior to performance participation allocation (D plus I)	$ 10,000,000
K.	Excess Proceeds (J minus the sum of B and G)	$ 5,000,000
L.	Performance participation allocation is equal to 12.5% of annual Total Return (J) as the annual Total Return exceeds the First Hurdle Rate (G) (but is less than the Second Hurdle Rate (H)) plus loss carryforward account balance (B) with enough Excess Proceeds (K) to achieve a catch-up	$ 1,250,000

*Amounts are rounded to the nearest $100,000. The Hurdle Amount is the level that yields a 5% or >7.5% annualized internal rate of return (IRR) on the NAV of units outstanding at period-end. IRR reflects the timing and amount of all distributions (accrued or paid) and any unit issuances during the period, using a standard calculation of total investment return over time. Requiring a minimum IRR before any performance allocation ensures alignment between our stockholders and the advisor, consistent with institutional investor standards.

Estimated Use of Proceeds

The table below assumes $5 million in gross offering proceeds. Proceeds will be used in line with our board-approved investment strategy. Actual selling commissions and dealer manager fees may vary based on share pricing and applicable discounts, but such variations won't affect net proceeds available for investment.

Net proceeds may be used to (1) invest per our strategy, (2) repay debt, and (3) fund share repurchases. Distributions will generally come from operating cash flow, though other sources (e.g., offering proceeds or borrowings) may be used, especially early in the offering.

Maximum Offering of $100,000,000 in Class A Shares

Gross Proceeds[1]	$5,000,000	100 %
Upfront Selling Commissions & Dealer Manager Fees Inclusive of Fixed Fee Arrangements [2]	$395,000	7.9%
Organization and Offering Expenses [3]	$50,000	1%
Net Proceeds Available for Investment	$4,850,000	91.1%

1: Gross proceeds include maximum selling commissions and dealer manager fees, some of which may be covered by our advisor without reimbursement.

2: For shares purchased directly, there is no selling commission. For shares sold through broker dealers, selling commissions and dealer manager fees may equal up to 7.9% of the transaction price (not gross proceeds). We may engage third parties to distribute our shares under applicable regulations and with compensation in line with industry standards.

3: Many of these costs are being covered by our advisor. However, if we meet certain criteria, notably raising over $1,000,000,000 before our advisor raises $100,000,000 in their own funding, we may be asked to reimburse some of these costs. In this example, we assume paying back an amount equal to 1% of the offering size.



Capital Raising Plan & Description Of Our Securities

We are offering Class A Shares in a private placement under Regulation CF. Shares are sold directly by the Company or through third party regulated platforms like Republic (operated by OpenDeal Broker LLC) or WeFunder and possibly through future FINRA-registered broker-dealers. The offering is on a "reasonable best efforts" basis, meaning we aim to sell shares without guaranteeing of a full raise.

Our charter authorizes the issuance of 7,000,000,000 shares, including 6,000,000,000 shares of common stock, all classified as Class A Shares or Rentvesting shares or Operating Partnership Units with a par value of $0.01 per share. Our board of directors may amend the charter without stockholder approval to increase or decrease the number of authorized shares or shares of any class or series.

Investment Terms

- Minimum initial investment: $100.
- Purchase price: $1.04 per share. Quarterly shares will be re-priced based on the prior quarter's NAV, subject to change if material events occur. The initial purchase price was $1.00.
- Investors must complete a investment agreement

Liquidity & Duration

This is a perpetual life offering with no fixed end date, but we may terminate it at any time. If we go public, this private offering will end. SEC registration may become necessary under certain circumstances.

Fees & Compensation

There are no fees when purchasing shares directly from GromaREIT. If broker-dealers are engaged, sales may be subject to up to 7% in commissions, plus additional dealer manager fees. GromaCorp (our sponsor) may pay referral or finder's fees, but these do not reduce investor proceeds. We may also cover due diligence costs and provide non-cash compensation to broker-dealers under FINRA-compliant limits.

Securities Overview

Common Stock
Each common share carries one vote, with no cumulative voting—so a majority can elect the entire board. If a matter affects only a specific class of common stock, only that class votes. Subject to preference and ownership limits, holders receive authorized distributions and liquidation proceeds. Fully paid shares are non-assessable. No preemptive rights apply.
The board may reclassify unissued common stock into any classes or series with varying rights. Shares are typically uncertificated to ease transfers, which use a requestable form.

Common Class A Shares
If purchased through a participating broker-dealer, we expect that a Class A Share would be subject to an upfront selling commission and dealer manager fee of up to 7.0% of the transaction price of each share sold in the offering on the date of the purchase. We anticipate that a dealer manager engaged by us would reallow all or a portion of the upfront selling commissions and dealer manager fees would be retained by, or reallowed (paid) to, participating broker-dealers.

Common Rentvesting Shares
We may in the future roll out a Rentvesting program which enables our renters to utilize their rent payments to purchase shares in the GromaREIT. Should we launch such a program, it will be a new class of shares with certain restrictions, and will not be directly purchasable except via enrollment in the forthcoming Rentvesting program.

Preferred Stock
Our board may, without stockholder approval, issue preferred stock in one or more classes or series and establish their terms, including preferences and voting rights, potentially senior to common stock. However, voting rights per share in a private offering must be proportionate to the consideration paid relative to the book value of publicly held

shares. Preferred stock may reduce funds available for common stock distributions and may receive priority upon liquidation. Issuance may also affect control or management changes. No preferred stock is currently planned but may be issued in the future.

Meetings and Special Voting Requirements

Annual stockholder meetings are held with at least 30 days' notice after the annual report, while special meetings may be called by directors, executive officers, or 10% of voting stockholders, with notice issued within 10 days and meetings scheduled 15–60 days later. A quorum requires 50% of votes, and most actions need a majority vote. Stockholders may vote on charter amendments, mergers, liquidation, and director elections or removals. They may request an alphabetized stockholder list (in 10-point type) updated quarterly, provided within 10 days at their cost, with use restricted to proper purposes. Under Maryland law and our charter, stockholders can inspect certain corporate records from the past 12 months—excluding board minutes—by written request, and our board complies with all proper access requests.

Restrictions on Ownership and Transfer

Our charter restricts any person or group from owning over 9.8% of our stock to preserve REIT status, with certain exemptions allowed by the board. Transfers that violate these rules may be void or result in shares being placed in a charitable trust, with forfeited rights and mandatory resale.

Restrictions on Roll-Up Transactions

In any Roll-up Transaction, we must obtain an independent appraisal assuming a 12-month liquidation and share a summary with stockholders. Those voting against it must be offered the option to keep their shares, receive cash, or accept new securities. We cannot join Roll-up Transactions that reduce stockholder rights, restrict voting or access, or impose costs if rejected.

Supplemental Sales Material

We may use supplemental sales materials—such as brochures, past performance summaries, or articles—only alongside or after delivery of this memorandum. These materials support but do not replace or modify the information herein and are not reviewed by regulators. General solicitations (e.g., flyers or seminars) are allowed under Regulation CF.

Account Statements

Each stockholder will receive quarterly account statements. DRIP participants will see details on reinvested distributions, shares purchased, purchase price, and cumulative shares acquired. Annual tax info will also be provided. We plan to issue quarterly updates—including unaudited financials and a manager's letter—within 60 days of each quarter-end, and audited annual financials within 120 days of year-end. Reports will follow GAAP and IRS rules. We may also release memorandum supplements for material events like major acquisitions.

Additional Information

Investors may inspect or request key documents at our office, subject to availability and reasonable cost.



Risk Factors

Investing in our common shares involves risks and uncertainties that could adversely affect our business, financial condition, and the value of your investment. You should carefully review the risk factors below and other information in this memorandum before investing. These risks could lead to a loss of part or all of your investment. Additional risks not currently known or deemed material may also impact us.

General Risks Related to an Investment in Groma NAV REIT, Inc.

Limited Operating History and Track Record: We were formed in July 2021 and have a limited operating history and no assurance of future success. While our advisor's team has prior real estate experience, past performance of affiliates does not guarantee our future results. We also have limited financing sources and may not meet our investment objectives, which could result in a loss of your investment.

Asset Selection Risk: Although we currently own real estate assets, the majority of acquisitions will occur after your investment, and you won't have the opportunity to evaluate specific properties beforehand. We may invest outside of multifamily real estate at the board's discretion, increasing uncertainty.

Blockchain Technology Risks: We use blockchain as a supplemental record-keeping and access tool, not as a substitute for regulatory compliance. Despite our efforts to comply fully with applicable regulations, our use of blockchain may lead to heightened regulatory scrutiny and reputational risk due to broader industry concerns. Blockchain-related disruptions, such as platform failures or high fees, may also impact share value.

Illiquidity and Transfer Restrictions: Our shares are not publicly traded, are subject to significant transfer restrictions, and may be difficult to resell. If a sale is possible, it may be at a discount to NAV or the purchase price. Our share repurchase program is discretionary, capped, and subject to modification or suspension. Therefore, investors may be unable to exit their investment when desired or at a favorable price.

Economic and Market Risks: Our performance depends on various external factors, including macroeconomic trends, interest rates, inflation, geopolitical instability (e.g., the Russia–Ukraine conflict), and changes in real estate market conditions. Any such factors could reduce asset values, impact operations, and diminish returns.

Delayed Investment Deployment: Deploying offering proceeds into suitable properties may be delayed, especially as offering size increases. This may reduce short-term returns and affect our ability to generate cash flow or pay distributions promptly.

Distribution Risks: We cannot guarantee distributions or increases over time. Past distributions have included return of capital and may continue to do so. Distributions depend on numerous variables including asset performance, available cash, and offering proceeds, and may not be sustained or sufficient to maintain REIT status.

Policy Changes Without Stockholder Approval: Our board has broad discretion to alter investment policies, strategies, or operations without stockholder approval, which may change the risk profile of your investment.

Geographic and Sector Concentration: A high concentration of properties in the Greater Boston area, and in a limited number of other metropolitan areas as we expand, and a focus on multifamily assets expose us to localized economic or industry downturns.

Risks Related to Conflicts of Interest

General Conflicts with Advisor and Affiliates: We face conflicts of interest with our advisor and its affiliates, who sponsor and manage other investment programs. These conflicts include overlapping personnel, investment opportunities, and decision-making authority. While we aim to mitigate conflicts through board oversight, we cannot guarantee that all will be resolved in our favor.

Non–Arm's–Length Agreements: Agreements with our advisor and affiliates, including advisory and property management contracts, were not negotiated at arm's length and may contain terms less favorable than those we could obtain from third parties.

NAV–Based Compensation Creates Potential Incentive Misalignment: The advisor's fees and performance participation are tied to NAV, which it helps determine. This could incentivize asset retention or NAV inflation, potentially misaligning advisor and stockholder interests. NAV is based on estimates and may not reflect actual realizable values.

Performance Incentives May Encourage Risk: The advisor receives performance–based compensation regardless of portfolio performance, which may encourage riskier or more speculative investments, higher leverage, or decisions that maintain or increase NAV to maximize compensation.

Advisor's Limited Liability and Indemnification: Under the advisory agreement, our advisor is generally not liable for actions taken in good faith and is indemnified against many claims. This may reduce its accountability and encourage riskier behavior on our behalf.

Conflicts in Property Acquisition and Leasing: We may compete with affiliated entities for acquisitions and tenants. Officers involved in multiple programs may prioritize others or allocate better opportunities elsewhere. You will not have visibility into how these conflicts are resolved.

Joint Ventures with Affiliates: Joint ventures with affiliated entities may involve terms not negotiated at arm's length, and we may assume disproportionate risks or obligations. Affiliates managing the ventures may receive greater benefits than we do.

Advisor's Competing Time Commitments: Advisor personnel manage multiple programs and heightened risk occurs if in practice, or if in your determination, the advisor does not dedicate sufficient time to us, potentially harming investment performance.

UPREIT Conflicts: As general partner of our Operating Partnership, we may face conflicts between the interests of our stockholders and those of limited partners. The partnership agreement limits our liability and provides indemnification that may not align with your interests.

Lack of Separate Counsel: Legal counsel may represent both us and our advisor or affiliates. If conflicts arise, independent legal advice may be limited or unavailable, which could disadvantage us.

Risks Related to Our Organization and Our Structure

REIT Qualification is Complex and Not Guaranteed: To qualify as a REIT, we must meet ongoing income, asset, and ownership requirements under the Internal Revenue Code. As of May 2025, we do not meet all necessary thresholds (e.g., the 5/50 rule) and have not yet elected REIT status. If we fail to qualify or lose REIT status, we would be taxed as a regular corporation, significantly reducing available cash for distributions.

Investment Restrictions and Broad Board Authority: Our board may enter into agreements that limit the types of assets we can acquire. It also grants wide discretion to the advisor under broad investment guidelines, allowing investments without board approval unless outside defined parameters.

Limited Investor Control: Stockholders have limited voting rights and cannot approve changes to most company policies. The board controls key decisions, including debt, distributions, and strategy changes, without stockholder input, which increases uncertainty.

NAV Volatility and Methodology Risks: Our NAV may fluctuate significantly due to appraisal updates or variances in actual vs. forecasted performance. NAV calculations are not governed by GAAP or SEC rules and may differ from realizable values, making NAV-based pricing imperfect.

Advisor Compensation via Shares Could Dilute Distributions: If our advisor elects to receive compensation in common stock or Operating Partnership units, those units will share in distributions and liquidity rights, potentially reducing cash available to other stockholders.

Risks Related to Investments In Real Estate

General Real Estate and Market Risks: Our performance is subject to typical real estate risks, including economic downturns, interest rate fluctuations, changes in local market conditions, inflation, and shifts in supply and demand. These may impact property values, cash flows, and our ability to pay distributions.

Insurance May Not Cover All Losses: We maintain insurance for general liability and property damage, but the coverage level may be insufficient or the insurer may not accept our claims. Catastrophic events (e.g., floods, terrorism, earthquakes) may be uninsurable or economically impractical to insure fully. Losses beyond insurance coverage could harm your investment.

Competition May Reduce Profitability: We face competition from other multifamily properties and housing alternatives. Overbuilding or increased supply could depress occupancy and rents, reducing revenues and distributions.

Economic Conditions May Affect Occupancy: Higher unemployment and economic distress can reduce occupancy and rental rates, especially if residents double up, delay moving out, or default on rent payments.

Property Taxes Could Increase: We are responsible for real estate taxes, which may rise as property values are reassessed. Higher taxes reduce net income and cash available for distribution.

Preferred Equity Investments Are Subordinated and Risky: We may make Investments in preferred equity which are subordinate to debt and often lack collateral. Payment of preferred returns depends on project performance and may not materialize.

Lack of Control in Third-Party Managed Investments: If we invest in preferred equity or minority positions, we may not control decision-making and are subject to risks from third-party management, which may not align with our interests.

Use of Leverage Increases Risk: We expect to finance many properties with debt, which magnifies returns but also losses. High leverage increases exposure to interest rate changes, refinancing risk, and potential loan defaults that could lead to foreclosure and loss of assets.

Refinancing Risk and Interest Rate Volatility: We may face challenges refinancing maturing debt, particularly in high interest rate environments. Unfavorable rates or terms may reduce cash flow, force asset sales, or limit distributions.

Restrictive Loan Covenants: Loan agreements may limit our flexibility in operations, borrowing, distributions, or insurance coverage. Violating covenants could lead to defaults, increased borrowing costs, or forced asset sales.

Debt Market Conditions May Limit Growth: Tight credit markets or rising rates may limit our ability to acquire new assets, refinance, or maintain desired leverage levels—resulting in reduced growth and investment returns.

U.S. Federal Income Tax Risks

REIT Qualification is Complex and Subject to Change: Qualifying as a REIT requires meeting ongoing, detailed IRS rules on income, assets, ownership, and distributions. If we fail to qualify—and don't qualify for relief—we would be taxed as a C corporation, significantly reducing distributable cash. Future tax law changes could also impact REIT status or benefits.

Distribution Requirements May Force Asset Sales or Borrowing: To maintain REIT status, we must distribute at least 90% of taxable income annually. If operational cash flow is insufficient, we may need to sell assets or borrow to meet this requirement, which could be unfavorable to investors.

Taxable REIT Subsidiaries Increase Tax Exposure: Some assets or activities may need to be held in taxable REIT subsidiaries, which pay corporate taxes. Transactions with these subsidiaries must be at arm's length or could trigger a 100% excise tax.

Complexities Around Taxable Gains: Selling assets could trigger "prohibited transaction" taxes if the IRS deems the properties held primarily for sale. This risk may limit our ability to dispose of assets freely.

Distributions May Be Taxable or a Return of Capital: Distributions may be taxed as ordinary income, capital gains, or return of capital (which reduces tax basis). Tax treatment depends on our earnings and individual investor status.

Reinvestment Does Not Eliminate Tax: Even if you reinvest distributions through a reinvestment plan, you may owe tax on the amounts reinvested.

Retirement Plans and Other ERISA Risks

Suitability for Tax-Advantaged Accounts Requires Caution: Investors using IRAs, 401(k)s, or other tax-advantaged accounts must ensure this investment complies with ERISA and the Internal Revenue Code, including fiduciary duty, diversification, liquidity, and prohibited transaction rules. Failure to do so could result in penalties or disqualification.

Illiquidity May Impair Required Distributions: Our shares are illiquid and may not generate sufficient cash to meet required minimum distributions for retirement plans. Selling shares to meet those requirements may be difficult or result in losses.

UBTI Concerns for Tax-Exempt Investors: While structured to minimize unrelated business taxable income (UBTI), some activities may still generate UBTI. Tax-exempt investors should consider this risk when evaluating the investment.

506(c) Concurrent Raise Disclosure

We are concurrently conducting a 506(c) private placement offering available to accredited investors. The share price in that offering may fluctuate with quarterly NAV determinations. By contrast, Regulation CF rules require us to fix the transaction price for the entire duration of this campaign. As of today, the fixed price is $1.04 per share, based on our most recent transaction price. If our NAV rises during the course of this offering, shares sold through this Reg CF campaign may be priced below our most recent NAV, potentially benefiting investors. If our NAV declines, the fixed price could result in Reg CF investors paying more than the most recent NAV, which would result in an immediate mark-to-market loss for investors. This Reg CF offering provides an opportunity for all eligible investors, not just accredited ones, to participate in our growth. This is a limited offering, and shares may only be purchased while the campaign remains open. We believe transparency is key and encourage all investors to review this disclosure, understand the pricing dynamics, and consult with their financial, legal, and tax advisors before investing.



Conflicts of Interest

Conflicts of Interest and Advisor Compensation

We rely on our advisor for day-to-day operations and pay it a management fee regardless of performance. This fee is not tied to returns, creating a potential misalignment of incentives. Additionally, the advisor may receive distributions through a performance participation interest based on our Operating Partnership's annual total return, which could encourage higher-risk investments or premature asset sales. These compensation arrangements were not negotiated at arm's length. See "Management Compensation."

Our advisor and its affiliates sponsor other real estate programs and may form additional entities with overlapping objectives or geographic focus. They may allocate time and opportunities across multiple programs, creating actual and potential conflicts of interest. While we may co-invest alongside these programs, doing so may not always result in favorable terms. Some programs, including regional funds and DST vehicles for 1031 exchanges, operate concurrently and may compete with us for investments.

We may co-invest with affiliated programs, generally without incurring duplicate fees. Fees at the co-investment level are reviewed by our advisor's investment committee. However, our advisor is not obligated to present every opportunity to us. Investment opportunities suitable for multiple affiliates may be allocated based on various factors, including capital availability, strategy fit, tax considerations, and timing. Our board receives quarterly reports on opportunity allocation and monitors whether we are treated fairly.

All transactions with our advisor or affiliates carry inherent conflicts. Any purchase, sale, lease, or service agreement involving an affiliate requires approval by a majority of our board, confirming terms are fair and no less favorable than those available from third parties. Properties acquired from affiliates must not exceed appraised value. We may enter joint ventures with affiliated entities, but such arrangements may lack arm's-length negotiation, and economic interests may diverge.

Our advisory agreement may be terminated by either party with 60 days' notice or immediately for cause, including fraud, criminal conduct, or material breach. Upon termination, the advisor is entitled only to its prorated fee and must cooperate in transitioning its duties. The board must ensure any successor advisor is suitably qualified and fairly compensated.

We use internal counsel for most legal matters but may retain external counsel when necessary. If a dispute arises with our advisor or its affiliates, we will engage separate representation as appropriate.

Our sponsor and advisor maintain policies designed to address conflicts, though not all conflicts can be resolved in our favor. Our board has a fiduciary duty to oversee the advisor's adherence to fair allocation procedures and compensation limits set forth in our charter.



**Summary of Our Operating
Partnership Agreement,
Key Charter Provisions and
By Law**

This summary is provided to highlight certain material features of the core governing documents that underlie our structure and operations. These documents include: (1) the Limited Partnership Agreement of Groma NAV REIT Operating Partnership, LP (the "Partnership Agreement"), (2) the Charter of Groma NAV REIT, Inc., and (3) the Bylaws of Groma NAV REIT, Inc. These documents are available to investors upon request. This section does not purport to be comprehensive and is qualified in its entirety by the actual terms of the underlying agreements. We have included those provisions that we believe are most relevant to investors evaluating an investment in our company.

Charter of Groma NAV REIT, Inc.

Our Charter, as amended and restated from time to time, governs our corporate existence and contains provisions designed to preserve our status as a real estate investment trust (REIT) under the Internal Revenue Code. Notably, the Charter restricts any person from owning more than 9.8% (by value or vote) of our outstanding shares to protect against inadvertent loss of REIT status due to excessive ownership concentration. The board of directors has the authority to waive or modify this ownership limitation for individual stockholders under specific circumstances, provided that such ownership would not result in REIT disqualification.

The Charter also authorizes our board to issue multiple classes or series of stock, including preferred shares, with such rights and preferences as may be determined by the board in its sole discretion. These rights may include voting powers, dividend preferences, and liquidation rights senior to those of our common stock. The board may also amend the Charter without stockholder approval as permitted under Maryland law, unless such amendment would materially and adversely affect the rights of stockholders.

Bylaws of Groma NAV REIT, Inc.

Our Bylaws supplement the Charter by establishing rules for the conduct of our corporate affairs and the governance of our board and stockholders. The Bylaws detail procedures for the election and removal of directors, the calling and conduct of stockholder meetings, and the establishment of board committees. They also include provisions related to indemnification of our directors and officers to the maximum extent permitted under Maryland law.

Amendments to the Bylaws may generally be made by a majority of the board of directors, unless a specific provision requires stockholder approval. The Bylaws authorize the board to adopt policies, rules, or regulations deemed necessary or advisable for the conduct of the Company's business, provided such actions are consistent with the Charter and applicable law.

Summary of Operating Partnership Agreement

We conduct substantially all of our business through our Operating Partnership, Groma NAV REIT Operating Partnership, LP (the "Operating Partnership"), of which we are the sole general partner. Our advisor, Groma Advisor, LLC, serves as the special limited partner. The Operating Partnership structure enables us to utilize an "UPREIT" platform, allowing property owners to contribute appreciated property on a tax-deferred basis in exchange for limited partnership units ("OP Units"), rather than recognizing taxable gain on a sale to the REIT.

As general partner, we have full authority to manage the affairs and operations of the Operating Partnership, including the issuance of additional OP Units, incurrence of debt, and disposition of assets. Limited partners have no management rights and may not remove the general partner or compel liquidation. Subject to certain exceptions, limited partners may not transfer their interests without our consent. However, following a one-year holding period, eligible holders of OP Units (other than the advisor) may request redemption of their units for cash or, at our election, for shares of our common stock on a one-for-one basis. The advisor may exchange its Class A OP Units at any time and holds registration rights with respect to any shares received in such exchanges.

Distributions from the Operating Partnership are made at our discretion, in our capacity as general partner. Each OP Unit generally entitles its holder to a pro rata share of income, gains, losses, and distributions based on the total number of units outstanding. The partnership agreement also includes customary exculpation and indemnification provisions in favor of the general partner, subject to limitations for gross negligence or willful misconduct. Additionally, the general partner acts on behalf of both stockholders and limited partners but is not required to prioritize limited partners' interests if doing so would adversely affect the REIT's stockholders, particularly while the REIT maintains control of the Operating Partnership.

In line with our REIT tax requirements, the Operating Partnership is structured to avoid treatment as a "publicly traded partnership" taxable as a corporation. We serve as the tax matters representative of the Operating Partnership and may make all elections on its behalf for U.S. federal tax purposes.

The advisor holds a performance participation interest in the Operating Partnership as the special limited partner, entitling it to a share of Total Return above specified hurdle rates and subject to a high water mark. This performance participation waterfall is described in detail in the "Management Compensation" section above and is incorporated herein by reference.



Certain Securities Laws,
Suitability Standards,
and Other Regulatory Matters

Securities Act Considerations

The offering of our common shares is not registered under the Securities Act or applicable state laws and is made in reliance on the exemptions provided by Regulation CF.

Shares may be repurchased under limited circumstances but are generally illiquid. Resales are restricted unless an exemption from registration applies. No public market currently exists or is anticipated. See "Suitability Standards" and "Description of Securities — Restrictions on Ownership and Transfer" for more detail.

Non-U.S. investors may participate under exemptions available under local law. Additional information is available upon request.

Investment Company Act Considerations

We intend to operate so that neither we nor our subsidiaries are required to register as investment companies under the Investment Company Act of 1940. A company may be deemed an investment company if it is primarily engaged in investing in securities or if over 40% of its total assets (excluding cash and government securities) consist of "investment securities."

We expect to qualify for an exclusion by holding real estate directly or through majority-owned subsidiaries formed to hold specific assets, none of which will rely on Sections 3(c)(1) or 3(c)(7). Accordingly, interests in such subsidiaries are excluded from the 40% test. We define "majority-owned" in accordance with the Act as entities in which we own at least 50% of voting securities. We may also rely on Section 3(c)(5)(C), which exempts entities primarily engaged in acquiring mortgages and real estate interests. Based on SEC guidance, at least 55% of our assets will be "qualifying assets," and at least 80% will be qualifying and real estate-related assets. No more than 20% of assets will be unrelated or miscellaneous.

These classifications are based on historical SEC staff positions, which may be revised. Changes in interpretation may require asset reclassification or strategy adjustments. Compliance may require us to acquire or avoid certain investments, potentially limiting strategic flexibility. Registration as an investment company would impose significant operational and structural restrictions, materially affecting our business.

Suitability Standards & Eligibility Requirements

An investment in our shares is speculative, illiquid, and appropriate only for investors who; have substantial financial means and no immediate need for liquidity, can bear the economic risk of losing their entire investment, have adequate knowledge and experience to evaluate the investment, are acquiring shares for investment purposes only, not for resale and acknowledge that there is no current public market for share resale. Investors must confirm they have read and understood this memorandum and relied solely on its contents, understand the risks disclosed, including those in the "Risk Factors" section, are not over-concentrated in illiquid investments by making this investment, and have had the opportunity to ask questions and receive additional information.

Broker-Dealer Conduct and Regulation Best Interest

If purchasing through a broker-dealer, the broker is subject to Regulation Best Interest (Reg BI), which requires that any recommendation to a retail investor be made in the investor's best interest and includes obligations related to: Disclosure (including Form CRS), Care and diligence, Conflict management, and Firm-level compliance procedures. Our suitability standards are distinct from Reg BI. Participating brokers must maintain records demonstrating investment appropriateness for at least six years. Investors must also meet any applicable state-specific income and net worth thresholds. By signing the investment agreement, you confirm receipt of this memorandum and that you meet the required suitability and accreditation standards. These representations do not waive any rights under federal or state securities laws.

Investment Advisers Act Considerations

Neither our adviser nor sponsor is registered or intends to register under the Investment Advisers Act. The Advisers Act applies to advice regarding securities portfolios. Our adviser and sponsor provide advice related to real estate acquisitions and operations, not securities portfolios. Investors will not receive the protections afforded to clients of registered investment advisers.

Restrictions Imposed by the USA PATRIOT Act and Related Acts

We and our affiliates are subject to U.S. and international anti-money laundering and sanctions laws, including the USA PATRIOT Act, OFAC regulations, and the Bank Secrecy Act. We may request identity verification, source-of-funds disclosures, and other documentation to ensure compliance. Shares may not be offered or transferred to persons or entities prohibited under applicable AML or sanctions laws. Investors consent to our disclosure of such information to regulators or others as required. We reserve the right to reject or restrict transactions, withhold distributions, or return funds to the source if necessary for compliance.

Property Photo and Videography Policy

Groma Advisor LLC and its affiliates may edit property images for clarity and consistency. Retouching may remove non-permanent items (e.g., vehicles or trash) and adjust lighting or contrast. Furnishings shown may be staged and are not permanent. Selected images are representative and may not depict every unit.



Summary of U.S. Federal Tax and ERISA Considerations for All Investor Types

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

REIT Election and Qualification

Groma NAV REIT, Inc. ("the Company") intends to elect to be taxed as a real estate investment trust ("REIT") under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended (the "Code"), commencing with its taxable year ending December 31, 2026, provided it is able to satisfy all applicable REIT qualification requirements at such time. In order to qualify as a REIT, the Company must satisfy, on an ongoing basis, various organizational, income, asset, and distribution requirements. These include but are not limited to:

- **Income Tests**: At least 75% of the Company's gross income must be derived from real estate–related sources such as rents from real property or interest on obligations secured by real estate.
- **Asset Tests**: At least 75% of the Company's total assets must consist of real estate assets, cash, and cash items, including receivables.
- **Ownership Requirements**: Shares must be held by at least 100 persons and not more than 50% of the value of outstanding shares may be held directly or indirectly by five or fewer individuals during the last half of each taxable year (commonly referred to as the "5/50 Test").
- **Distribution Requirement**: The Company must distribute annually at least 90% of its REIT taxable income (determined without regard to the dividends paid deduction and excluding net capital gain) to its stockholders.

Due to expected concentration of ownership in its early operating periods, the Company may not satisfy the 5/50 Test for its initial taxable years and therefore does not anticipate electing REIT status until it achieves sufficient equity diversification.

Tax Treatment of Distributions

Assuming qualification as a REIT:

- The Company will generally not be subject to U.S. federal income tax on income distributed to stockholders, provided it complies with the applicable distribution requirements.
- Distributions to stockholders will be treated for U.S. federal income tax purposes as:
  - **Ordinary income** to the extent paid from Company's current or accumulated earnings and profits).
  - **Long–term capital gain** if designated as such by the Company).
  - **Return of capital** to the extent the distribution exceeds earnings and profits), which is non-taxable to the extent of the investor's adjusted basis in the shares and reduces such basis accordingly.

Distributions that are reinvested pursuant to any dividend reinvestment plan will be treated for tax purposes in the same manner as cash distributions.

Failure to Maintain REIT Qualification

If the Company fails to qualify as a REIT for any taxable year, and relief provisions do not apply, the Company would be subject to regular U.S. federal corporate income tax on its taxable income, thereby significantly reducing amounts available for distribution to stockholders. Additionally, dividends to stockholders would no longer be eligible for favorable tax treatment afforded to REIT distributions. The Company may also be subject to certain excise taxes if it fails to distribute sufficient income on a timely basis.

Use of Taxable REIT Subsidiaries (TRSs)

The Company may own interests in one or more taxable REIT subsidiaries ("TRSs"), which are entities that are subject to corporate income tax. TRSs are used to conduct certain non–qualifying activities or hold non–qualifying assets that might otherwise jeopardize the Company's REIT status. Transactions between the Company and its TRSs must be conducted on an arm's–length basis, and non–arm's–length transactions may be subject to a 100% excise tax imposed by the IRS.

Restrictions on Asset Sales and "Prohibited Transactions"

To maintain REIT status, the Company must avoid engaging in prohibited transactions, which generally consist of sales of property held primarily for sale to customers in the ordinary course of business. Gains from such transactions are subject to a 100% penalty tax. The Company intends to hold properties for long-term investment and not for resale in the ordinary course of business.

TAX TREATMENT OF NON–U.S. STOCKHOLDERS

U.S. Withholding and FIRPTA Rules

Distributions made to non–U.S. stockholders (as defined under U.S. tax law) are generally subject to withholding tax under the Foreign Investment in Real Property Tax Act of 1980 ("FIRPTA") and other relevant Code provisions. Specifically:
- Distributions attributable to gains from the sale of U.S. real property interests are treated as income effectively connected with a U.S. trade or business and taxed at applicable U.S. rates.
- Other distributions are generally subject to a 30% U.S. withholding tax (or a lower rate if provided by an applicable income tax treaty).
- Non–U.S. investors may be required to file U.S. federal income tax returns in connection with their investment.

FIRPTA Exceptions for Qualified Entities

Certain categories of non–U.S. investors may be exempt from FIRPTA–related tax consequences, including:
- **Qualified Foreign Pension Funds** under Section 897(l).
- **Qualified Shareholders** in certain publicly traded entities.
  Investors seeking to rely on these exemptions must comply with detailed certification and ownership tracing requirements.

TAX–EXEMPT INVESTORS: UBTI AND STRUCTURAL CONSIDERATIONS

UBTI Exposure

Generally, dividends received from a REIT by a tax–exempt investor (e.g., IRAs, pension plans, charitable organizations) do not constitute unrelated business taxable income ("UBTI"). However, UBTI may arise if:
- The REIT generates income through a taxable REIT subsidiary conducting an active trade or business.
- The investment is debt–financed (in whole or in part), which may result in UBTI to the extent of the allocable portion of income.
- The tax–exempt investor uses borrowed funds or margin to finance its purchase of REIT shares.

Retirement Plans and RMD Issues

The illiquid nature of the Company's common shares may impair a retirement plan investor's ability to meet required minimum distributions ("RMDs") under the Code. Such investors should ensure access to sufficient liquid assets outside of their REIT investment to satisfy RMD obligations.

ERISA AND RELATED FIDUCIARY CONSIDERATIONS

Applicability of ERISA

Investment in the Company by "benefit plan investors" subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), or similar laws, must be made in compliance with ERISA's fiduciary duties and prohibited transaction rules. Plan fiduciaries should consider:
- The prudence and diversification of the investment.
- The liquidity needs and risk tolerance of the plan.
- Whether the investment would cause the plan to engage in a non-exempt prohibited transaction.

Plan Asset Regulation

If benefit plan investors hold 25% or more of the value of any class of the Company's equity interests, excluding interests held by the investment manager and its affiliates, the underlying assets of the Company may be deemed "plan assets" for purposes of ERISA. In such event, the Company and its advisor may be subject to ERISA fiduciary obligations and restrictions on certain transactions. The Company intends to monitor investor composition and structure participation to avoid becoming subject to plan asset treatment.

Prohibited Transactions and Relief

The operation of the Company and its affiliates may give rise to transactions that would be deemed "prohibited" under ERISA or the Internal Revenue Code if not conducted under a statutory or administrative exemption. Fiduciaries of ERISA-covered plans should consult their own advisors to determine whether such exemptions (e.g., Prohibited Transaction Class Exemption 84-14) are available.

REPORTING, COMPLIANCE, AND OTHER CONSIDERATIONS

The following considerations also apply:

- **Tax Reporting**: Stockholders will receive IRS Forms 1099-DIV or, in the case of non-U.S. investors, Forms 1042-S. Tax-exempt investors should consult their custodians for additional reporting requirements.
- **Withholding**: The Company may be required to withhold U.S. federal income tax on certain payments to investors, including non-U.S. persons and entities.
- **State and Local Taxes**: Stockholders may also be subject to state and local taxation in jurisdictions in which the Company owns property or operates.
- **Responsibility for Tax Advice**: Each prospective investor is urged to consult with and rely on its own tax advisors with respect to the U.S. federal, state, local, and foreign tax consequences of an investment in the Company in light of its own particular circumstances.

Legislative or Other Actions Affecting REITs

The above summary reflects current U.S. federal income tax law but may be affected by future legislative, judicial, or administrative changes, potentially with retroactive effect. It does not cover all tax consequences of investing in us. You should consult your tax advisor regarding the U.S. federal, state, local, and foreign tax implications of such an investment.



Additional Documents

Additional Documents

We understand that thoughtful investing requires access to full and transparent information. While not included in this memorandum, the following documents are available to prospective investors upon request:

- **Groma NAV REIT Investment Agreement** (also referred to as a Subscription Agreement
- **Groma NAV REIT Charter**
- **Groma NAV REIT Bylaws**
- **Groma NAV REIT Operating Partnership Agreement**

Additional materials may also be shared on a case-by-case basis, depending on the nature of the request and subject to confidentiality considerations.

To request any of the above, please reach out to us at **investor-relations@groma.com**.





Thank you for reading!

For any questions or inquiries,
please contact **investor-relations@groma.com**.

Groma NAV REIT, Inc.

31 New Chardon Street
Boston, MA 0211